Exhibit 99.4

2010 Annual Report Delivering superior returns to gold investors GOLD PGMs OIL & GAS

Our Future Tasiast, Mauritania Tasiast is a world-class gold discovery on which Franco-Nevada has a 2% revenue-based royalty. Kinross Gold is expanding operations with the potential for 1.5 million ounces per annum by 2015.  Contents 2010 Results 2 2010 Highlights 3 Letter to Our Shareholders 4 Asset Portfolio 6 Global Assets (map) 8 Royalties & Streams 10 Assets 11 Corporate Responsibility 23 Directors 24 Management’s Discussion and Analysis 25 Auditors’ Report 51 Consolidated Financial Statements 52 Corporate Information 76 Annual and Special Meeting Franco-Nevada Corporation will hold its Annual and Special Meeting at the TMX Broadcast Centre, Exchange Tower, 130 King Street West, Toronto on Wednesday, May 18, 2011 at 4:30 pm (Toronto time). Our financial results and other dollar references are in U.S. dollars unless otherwise indicated. As our shares trade only on the Toronto Stock Exchange, references to our share price performance are in Canadian dollar terms. “Royalty Revenue”, “Free Cash Flow”, “Adjusted Net Income” and “Margin” are non-GAAP measures and are defined and reconciled to GAAP in Management’s Discussion and Analysis. Our Annual Report is supported by further information and explanatory notes in our Annual Information Form available on www.sedar.com and our website www.franco-nevada.com. All our disclosure should be read with reference to the cautionary language regarding reliance on forward-looking information and property information contained in our Annual Information Form and Management’s Discussion and Analysis.

Franco-Nevada Corporation is a gold-focused royalty and stream company with additional interests in platinum metals, oil & gas and other assets. It is the leading gold royalty and stream company by both gold revenues and number of gold assets. The Company trades under the symbol FNV on the Toronto Stock Exchange and is part of the S&P/TSX Composite Index. Since its IPO in late 2007, Franco-Nevada has delivered superior returns to investors through its diversified portfolio of high-margin, cash flow producing assets located principally in North America. The Company also has a growing pipeline of development projects and interests in some of the largest new gold discoveries in the world. Franco-Nevada provides more yield and upside than a gold ETF with less risk than an operating gold company. Its proven business model provides exposure to exploration discoveries while providing protection from cash calls and cost inflation. Franco-Nevada has a strong, debt-free balance sheet and is generating growing cash flows that are being used to add to the portfolio and to increase dividends. Management and the Board are significant shareholders and are dedicated to the maximization of Franco-Nevada’s share price. Franco-Nevada Corporation 1

2010 Results US$ millions (except per share and %s) 2010 2009 2008 Revenue $ 233.3 $ 199.7 $ 151.0 Royalty Revenue* 205.4 142.8 150.6 Net Income 74.2 80.9 40.3 Adjusted Net Income* 58.9 32.0 47.3 Adjusted Net Income* per share $ 0.52 $ 0.30 $ 0.48 Free Cash Flow* 184.8 124.3 131.7 Free Cash Flow* per share 1.62 1.16 1.34 Margin* 90% 87% 87% Dividends Paid 33.3 28.2 21.8 Dividends Paid per share C$ 0.30 C$ 0.28 C$ 0.24 (as at December 31) Cash & Cash Equivalents $ 413.9 $ 122.6 $ 73.2 Long-Term Debt nil nil nil Total Shareholders’ Equity 2,102 1,930 1,434 Market Capitalization* $ 3,830 $ 3,201 $ 1,743 * Non-GAAP measures 2 Franco-Nevada Corporation Growing Gold Revenues

2010 Highlights Another year of strong financial performance: $205 million of Royalty Revenue — up 44% $185 million of pre-tax Free Cash Flow — up 49% 90% margin Over $400 million in cash and cash equivalents No debt or hedges A growing gold business: 50% growth in gold Royalty Revenue over 2009 Strong performance from core assets Precious metals now 81% of Royalty Revenues and growing Tasiast and Detour now +20 million ounce projects Gold Wheaton streams added in Q1 2011 Maximizing Franco-Nevada’s share price: Share price up 135% since IPO Over $83 million of dividends paid in our first 3 years Strong track record of successful acquisitions Well capitalized for future opportunities Outperforming Markets and Gold since our December 2007 IPO Franco-Nevada Corporation 3 Outperforming Markets and Gold since our December 2007 IPO

Letter to Our Shareholders “Franco-Nevada has thrived through the ups and downs of the last three years.” It is with great pleasure that we present to you, our shareholders, our 2010 Annual Report. This marks the third full year since Franco-Nevada was reborn as a public company. These three years have been anything but normal! In that time, the developed world has witnessed the most severe financial crisis since the Great Depression. Developed world governments and central banks have turned to easy money policies to finance record deficits. During the same period, commodity prices were only temporarily impacted and are now hitting all time highs. It is clear that today’s global economy is no longer defined by the U.S. and Europe. The pace of urbanization in the developing world is driving the construction of cities comparable in scale to Toronto, with five million people, every three to four months. This is very capital intensive and will continue to drive the need for commodities. Franco-Nevada has thrived through the ups and downs of the last three years. We were able to make very accretive asset acquisitions during the crisis. We have also benefited from the strong equity markets which have provided capital to the operators of our properties. As a result, our producing assets are benefiting from added capital investment and expansions. On our advanced and exploration properties, we are seeing projects now being financed into production and new world class discoveries. With all this good news, Franco-Nevada’s share price has risen in each of the past three years and is now over 135% higher than when we launched the IPO. Our market capitalization is now over $4 billion. Our balance sheet is strong and our outlook has never been stronger. We continue to benefit from a business model that has proven to deliver value for our shareholders through both up and down markets. Here’s why: 1. Our first money is our last. The majority of our royalties and streams are not subject to capital and operating cost inflation. We are effectively free of traditional operating cash calls, commitments and related liabilities. Ours is truly a free cash flow business. 2. This is a high margin business. Franco-Nevada’s pre-tax Free Cash Flow margin in 2010 was over 90% of Royalty Revenues. High margins mean we can generate cash through the entire business cycle allowing us to buy attractive assets when few others can. 3. Our large portfolio provides a perpetual discovery option. Franco-Nevada has over 340 royalty and stream property interests covering over six million acres of mineral lands. Any discovery made by the operators on these lands comes at no cost, yet can create significant value. Real wealth in the resource industry is created by the drill bit. Our three most valuable royalties (Goldstrike, Tasiast and Detour) should generate over $2 billion of royalties over their life of mines. All three were originally acquired for less than $7 million combined! This goes to show how valuable the discovery option really is. 4. Management is focused on growth. As a royalty and stream holder, Franco-Nevada is not focused on day to day operational or development issues. We have the luxury of working as a small team with little overhead and can stay focused on how to grow the Company and add shareholder value. 2010 was a great year for Franco-Nevada. Royalty Revenue increased to $205 million, a 44% increase above the level in 2009. Royalty Revenue was over 80% from precious metals reflecting growth from our original portfolio, new acquisitions and, of course, from higher gold prices. Our pre-tax Free Cash Flow margin remains one of the highest of any business. During the year we again increased our dividend and moved from semi-annual to monthly dividend payments. The outlook for 2011 and the next five years is excellent. On top of our 37 currently producing mineral assets, there are 23 advanced projects that have the potential to start contributing revenues to Franco-Nevada. Among the larger advanced projects, two stand out because of their +20 million ounces of gold inventory. The Tasiast mine in Mauritania which is operated by Kinross Gold starts royalty payments to Franco-Nevada in 2011. Kinross has projected that production could reach 1.5 million gold ounces per year by 2015. The Detour project in Ontario operated by Detour Gold is now financed and construction has started with production expected in 2013. A third significant project with a 10 million ounce potential is the Subika mine operated by Newmont in Ghana. On all three of these projects, Franco-Nevada has a 2% revenue royalty. 4 Franco-Nevada Corporation

RATIO OF DJIA TO GOLD PRICE
45
40
35
30
25
20
15
10
5
0
1900
1913
1926
1939
1952
1965
1978
1991
2011



Looking at all 23 of the advanced projects together, at current gold prices and risk adjusting for some of the projects, we expect these projects to deliver over $2 billion of revenues over their life of mines to Franco-Nevada. All of this without Franco-Nevada needing to raise financing, assemble project teams or worry about capital or operating costs. Franco-Nevada shareholders are benefiting from a truly powerful business model.

Management's priority is to continue to reinvest its available capital and growing free cash flow by purchasing royalties and streams that will provide our shareholders an attractive risk adjusted rate of return. During 2010 we added six new royalties to our portfolio with the largest being the Subika royalty. We also announced a $350 million gold stream financing for Taseko Mines' Prosperity project in British Columbia. This financing is conditional on Federal environmental permits which have not yet been received.

In December 2010, Franco-Nevada and Gold Wheaton agreed to a friendly business combination with a value to Gold Wheaton shareholders of approximately $830 million at the time. This combination was completed shortly before writing this letter. Gold Wheaton adds three new streams to the portfolio. The most important is a platinum group metals (PGM) stream on three mines operated by Quadra FNX Mining in the Sudbury basin of Ontario. In addition, there are two South African gold streams. One is a tailings retreatment operation and the other is an underground mining operation, both operated by First Uranium Corporation. These new streams will diversify Franco-Nevada's asset portfolio to the point where no single asset will be greater than 15% of pro forma NAV. Precious metals now comprise more than 85% of Franco-Nevada's NAV with PGMs now representing the most important commodity after gold. Franco-Nevada now has royalties on six operating PGM mines making our PGM business a very unique asset.

We remain bullish on gold. Politicians at all levels of government are confronted with massive levels of debt and unfunded liabilities. They have difficult choices: cut services, renege on obligations or inflate the currency away. The first two choices are career limiting for any politician. We believe that inflation will rear its ugly head in a few years and will push up the price of gold to new records.

Franco-Nevada with its tremendous organic growth pipeline, its 90% margin and over $500 million of liquidity available for acquisitions is exceptionally well placed to continue to deliver shareholder value. Your management could not be more enthusiastic about our prospects for the future and we expect to continue our tradition of increasing the dividend each year.

Your Board and management are significant shareholders of the Company and we remain dedicated to the maximization of our per share value.

Pierre Lassonde
Chairman

David Harquail
President & CEO

March 24, 2011

Franco-Nevada with its tremendous organic growth pipeline, its 90% margin and over $500 million of liquidity available for acquisitions is exceptionally well placed to continue to deliver shareholder value.

Franco-Nevada Corporation 5

Asset Portfolio

Precious Metals

Asset	Operator	Interest and %	Royalty & Stream Revenue ($000) 2010	2009	2008	Footnotes
GOLD						
PRODUCING						
Goldstrike, Nevada	Barrick Gold Corporation	2-4% NSR	$15,966	$21,478	$18,727	1, 2
		2.4-6% NPI	$33,215	$20,468	$30,963	1, 2
Palmarejo, Mexico	Coeur d'Alene Mines	50% Gold Stream	$44,565	$18,823	–	3, 12
Gold Quarry, Nevada	Newmont Mining Corporation	7.29% NSR	$20,422	$13,845	–	1, 3
Sudbury Operations (Au), Ontario	Quadra FNX Mining Ltd.	50% Gold Stream	–	–	–	1, 11
MWS, South Africa	First Uranium Corporation	25% Gold Stream	–	–	–	11
Marigold, Nevada	Goldcorp Inc.	1.75-5% NSR/0.5-4% GR	$9,147	$7,263	$6,111	1, 2
Tasiast, Mauritania	Kinross Gold Corporation	2% NSR	–	–	–	4
Admiral Hill, W. Australia	Crescent Gold Limited	Production payment	$179	–	–	4, 8
Bald Mountain, Nevada	Barrick Gold Corporation	<1-5% NSR/GR	$1,566	$2,056	$2,546	1, 2, 5, 6
Bronzewing, W. Australia	Navigator Resources	1% NSR	$624	$2	$240	
Cerro San Pedro, Mexico	New Gold Inc.	1.95% GR	$3,762	$2,245	$1,706	1
Duketon, W. Australia	Regis Resources NL	2% NSR	$641	–	–	1
East Location 45, W. Australia	Australian Mines Limited	1.75% GR	$225	$340	$25	
Ezulwini, South Africa	First Uranium Corporation	7% Gold Stream	–	–	–	3, 11
Hemlo NSR, Ontario	Barrick Gold Corporation	3% NSR	$88	$44	–	1
Henty, Tasmania	Unity Mining Limited	1% and 10% GR	$2,447	$1,132	$506	2
Hislop, Ontario	St Andrew Goldfields Ltd.	4% NSR	$1,188	–	–	3
Hollister, Nevada	Great Basin Gold Limited	3-5% NSR	$1,124	$1,555	$671	1, 2
Holloway, Ontario	St Andrew Goldfields Ltd.	2-15% NSR	$4,964	$1,068	$104	5
Holt, Ontario	St Andrew Goldfields Ltd.	2-10% NSR	$191	–	–	5
Ity, Cote d'Ivoire	La Mancha Resources Inc.	1-1.5% NSR (approx.)	–	–	–	4, 6, 7, 8
Mesquite, California	New Gold Inc.	0.5-2.0% NSR	$4,161	$2,832	$1,859	2
Mouska, Quebec	IAMGOLD Corporation	2% GR (Au); 2% NSR (Cu)	$814	$910	$822	9
Mt. Muro, Indonesia	Straits Resources Limited	3-7% NSR	$928	$2,201	$587	1, 5, 8, 9
North Lanut, Indonesia	Avocet Mining plc	5% NSR	$2,310	$1,763	$1,640	8
Robinson (Au), Nevada	Quadra FNX Mining Ltd.	0.225% NSR and other	$1,175	$1,946	$2,868	6
South Kalgoorlie, W. Australia	Alacer Gold Corp.	1.75% NSR	$784	$191	$652	1, 2
White Dam, S. Australia	Exco Resources Ltd/Polymetals	Other	$75	–	–	
Other			–	–	$330	
ADVANCED						
Subika, Ghana	Newmont Mining Corporation	2% NSR	–	–	–	1, 4
Detour, Ontario	Detour Gold Corporation	2% NSR	–	–	–	
Detour (Block A), Ontario	Trade Winds Ventures Inc. et al	2% NSR	–	–	–	
Hemlo NPI, Ontario	Barrick Gold Corporation	50% NPI	–	–	–	1, 10
Dee (Storm/Arturo), Nevada	Barrick Gold Corporation	4-9% GR	$200	$200	$200	1, 3, 5, 6
Perama Hill, Greece	Eldorado Gold Corporation	2% NSR	–	–	–	
Agi Dagi, Turkey	Alamos Gold Inc.	2% NSR	–	–	–	1
Bullabulling, W. Australia	Auzex Resources Limited	1% GR	–	–	–	
Courageous Lake, NWT	Seabridge Gold Inc.	1.02% NSR	–	–	–	
Goldfields, Saskatchewan	Brigus Gold	2% NSR	–	–	–	
Gurupi, Brazil	Jaguar Mining Inc.	0-1% NSR	–	–	–	5
Kirkland Lake (Macassa), Ontario	Kirkland Lake Gold Inc.	20% NPI	–	–	–	1, 3
Kiziltepe, Turkey	Ariana Resources	1.5-2.5% NSR	–	–	–	5
Musselwhite, Ontario	Goldcorp Inc.	5% NPI	–	–	–	10
Pinson, Nevada	Barrick Gold Corporation	1-2% NSR	$63	$44	$54	1, 2, 3
Prosperity, British Columbia	Taseko Mines Limited	22% Gold Stream	–	–	–	3
Red October, W. Australia	Saracen Mineral Holdings	1.75% NSR	–	–	–	4
Sandman, Nevada	Newmont Mining Corporation	0.5674% NSR; 5% NSR	$67	$67	$67	1, 2 ,3, 6
Wiluna, W. Australia	Apex Minerals NL	3-5% NSR	–	–	–	1, 4, 5
Other			$3	$44	–	
EXPLORATION						
125 Exploration Gold Assets						

6 Franco-Nevada Corporation

Asset	Operator	Interest and %	Royalty & Stream Revenue ($000) 2010	2009	2008	Footnotes
PGM						
PRODUCING						
Stillwater Complex, Montana	Stillwater Mining Company	5% NSR	$13,091	$10,135	$13,553	1
Sudbury Operations (PGM), Ontario	Quadra FNX Mining Ltd.	50% PGM Stream	–	–	–	1, 11
Pandora, South Africa	Angloplat/Lonmin plc	5% NPI	$959	$1,696	$13	3
EXPLORATION						
2 Exploration PGM Assets						
OTHER MINERALS						
PRODUCING						
Mt Keith (Ni), W. Australia	BHP Billiton Limited	0.25% NPI/0.375% GR	$3,123	$720	$84	
Robinson (Cu), Nevada	Quadra FNX Mining Ltd.	0.225% NSR and other	$747	$512	$10,534	5, 6
Commodore (Coal), Queensland	Millmerran Operating Company	Production payment	($73)	$242	$125	1
Eagle Picher (De), Nevada	EP Minerals, LLC	Production payment	$354	$281	$336	1, 3
Kasese (Co), Uganda	Blue Earth Refineries Ltd.	10% FCF Share	$347	$971	$422	8
Lounge Lizard (Ni), W. Australia	Kagara Ltd.	2% GR	$178	–	–	
ADVANCED						
Falcondo (Ni), Dominican Republic	Xstrata plc	4.1% Dividend	–	–	–	
Peculiar Knob (Fe), S. Australia	WPG Resources Ltd.	Production payment	–	–	–	7
Rosemont (Cu,Mo,Ag), Arizona	Augusta Resource Corporation	1.5% NSR	–	–	–	
King Vol (Zn,Cu,Pb,Ag), Queensland	Kagara Ltd.	Production payment	–	–	–	7
EXPLORATION						
19 Other Minerals Assets						
OIL & GAS						
PRODUCING						
Edson, Alberta	Canadian Natural Resources Ltd.	15.0% ORR	$12,104	$8,208	$22,030	
Weyburn Unit, Saskatchewan	Cenovus Energy Inc.	0.44% ORR/1.11% WI	$10,368	$8,317	$12,956	
Midale Unit, Saskatchewan	Apache Canada Ltd.	1.18% ORR/1.59% WI	$3,629	$3,513	$5,899	
Medicine Hat, Alberta	Suncor Energy Inc.	2.3% ORR	$1,250	$1,107	$2,376	
Other, Western Canada	Various	0.5%-20% ORR/FH	$8,445	$6,585	$11,586	
EXPLORATION						
Arctic Gas, Canada	–	3-15% WI	–	–	–	
156 non-producing agreements	–	0.5%-100% ORR/FH	–	–	–	
ROYALTY & STREAM REVENUE			**$205,416**	$142,804	$150,592	

Precious Metals

(1) Does not cover all the reserves or resources reported for the property by the operator
(2) Percentage varies depending on the claim block of the property
(3) Provides for minimum or advance payments
(4) Payments begin after achieving a minimum production hurdle
(5) Percentage varies depending on the commodity price or value of ore
(6) Percentage varies depending on amount of annual or cumulative production
(7) Paid on a percentage of production
(8) Capped at a cumulative production or payout level
(9) Operation has reached or is nearing end of production or royalty cap
(10) Payable after operator recovers defined exploration and development expenses
(11) Acquired with Gold Wheaton acquisition effective March 14, 2011
(12) These revenue numbers are net of the $400 purchase cost per ounce payable by Franco-Nevada

DEFINITIONS

"Producing" assets are those that have generated revenue from steady-state operations to Franco-Nevada or are expected to in the next year.

"Advanced" are assets on projects that in management's view have a reasonable possibility of generating steady-state revenue to Franco-Nevada in the next five years and include properties under development, permitting, feasibility or advanced exploration.

"Exploration" represents assets on early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

Franco-Nevada Corporation 7

GLOBAL ASSETS


Arctic Gas
Courageous Lake
Goldfields
Edson
Prosperity
Medicine Hat
Weyburn
Midale
Musselwhite
Golden Highway
Hemlo
Detour Lake
Mouska
Kirkland Lake
Sudbury Operations
Stillwater
NEVADA (inset)
NORTH AMERICA
Producing
Advanced
Oil & Gas
Mesquite
Rosemont
Palmarejo
Cerro San Pedro
Falcondo
Hollister
Pinson
Dee (Storm/Arturo)
Sandman
Eagle Picher
Goldstrike
Gold Quarry
Marigold
Bald Mountain
Robinson
NEVADA

Over 340 Royalties and Streams[1]

	Gold	PGM	Other Minerals	Total Mineral	Oil & Gas	TOTAL
Producing	28	3	6	37	135	172
Advanced	19	0	4	23	–	23
Exploration	125	2	19	146	#[2]	146
TOTAL	172	5	29	206	135	341

(1) See our Annual Information Form for how we characterized and counted assets as at March 24, 2011
(2) 157 undeveloped Oil & Gas agreements not included in asset counts

8 FRANCO-NEVADA CORPORATION

 “Over six million acres of mineral lands” The description and depiction of our assets in this Annual Report has been simplified for presentation purposes. This Annual Report should be read with reference to the additional supporting detail and cautions regarding our use of forward-looking information outlined in our Annual Information Form (“AIF”) available on www.sedar.com and our web site www.franco-nevada.com. Forward-looking information is subject to change and risk, should not be relied on and should be considered along with the particular assumptions and risks underlying these statements as set out in detail in our AIF. As a royalty/stream holder we often have limited, if any, access to technical information and are subject to confidentiality provisions. For this Annual Report and our AIF dated March 24, 2011, we have generally relied on the public disclosure of the owners and operators of our royalty and stream assets to that date. More current information may be available in our subsequent disclosure and on our web site. Franco-Nevada’s royalties and streams often cover less than 100% and sometimes only a portion of the publicly reported reserves, resources and production of the property. Franco-Nevada Corporation 9

Royalties & Streams

Royalties and streams are effectively perpetual economic interests in the future production from a property and in general share the following characteristics:

- They are not subject to cash calls to fund exploration, development, ongoing capital or closure costs and so are lower risk than an operating interest.
- They provide exposure to the upside of commodity price, reserve and production increases.
- They provide an effective option over any new discoveries made on a property which frequently results in significant value creation for Franco-Nevada.
- They do not involve operational or development management so a large and diversified portfolio of royalties and streams can be assembled without the need for significant overheads.

The different types of royalties and streams can be described as follows:

Revenue-based Royalties are based on the value of the production or net proceeds received by the operator with minimal deductions as specified by the contract. A percentage revenue royalty can effectively equate to a larger percentage of the economic value of an ore body as shown by the example. Some terms for revenue-based royalties in the mining and oil & gas industries are:

Net Smelter Return Royalty ("NSR")
Gross Royalty or Proceeds ("GR" or "GP")
Gross Overriding Royalty ("GOR")
Overriding Royalty ("ORR")
Lessor or Freehold Royalty ("FH")

Profit-based Royalties are based on the profit after allowing for costs related to production. Deductions are defined in the royalty agreement. Payments to the royalty holder generally begin after payback of operating and capital costs. The royalty holder is not responsible for providing capital or covering operating losses or environmental liabilities. One term for profit-based royalties in the resource industry is:

Net Profits Interest ("NPI")

Fixed Royalties are more common for iron ore and industrial minerals where the contained value produced is more difficult to value so the royalty is based instead on a $/tonne mined or processed. Fixed royalties may also occur with properties that are non-producing or partly-producing but the royalty contract calls for a fixed minimum payment per annum in lieu of a production royalty. These royalties are sometimes credited against future production royalty payments and the term generally used is:

Advance Minimum Royalty ("AMR")

Streams are distinct from royalties. They are metal purchase agreements where, in exchange for an upfront deposit payment, Franco-Nevada has the right to purchase all or a portion of one or more metals produced from a mine, at a preset price. In the case of gold, the agreements typically provide for the purchase price to be made at the spot price at the time of delivery with a fixed price per ounce ($400 in the contracts which Franco-Nevada currently has, with a small inflationary adjustment) payable in cash and the balance paid by applying the upfront deposit. Once the upfront deposit is fully applied, the purchase price is the fixed price per ounce payable in cash. Gold streams are well suited to co-product production providing incentive to the operator to produce the gold. The stream structure also helps maintain the borrowing capacity for the project. Streams can provide higher leverage to commodity price changes as a result of the fixed purchase price per ounce.

Working Interest ("WI") holders have an ownership position in the property and operation and hence are liable for cash calls on their share of capital, operating and environmental costs usually in proportion to their ownership percentage. Working interests are not considered to be royalties or streams because of their ongoing funding requirements although, for profitable operations, they can be economically similar to NPIs.

Example of a Royalty (NSR or NPI) versus a Stream
Assume for one ounce of gold, a sales price of $1200 and "all in" operating and ongoing capital costs of $800. Also assume that Franco-Nevada has a 4% NSR, a 4% NPI/WI or a 4% stream with a pre-determined $400 per ounce purchase cost.

	NSR	Stream	NPI/WI
One ounce sold at	$1200	$1200	$1200
Applicable cost	–	$400	$ 800
Margin for calculation	$1200	$800	$ 400
NSR, Stream or NPI %	4%	4%	4%
Revenue per ounce to FNV	$48	$32	$16

Based on the above economics, a comparable percentage NSR is three times more valuable than an equivalent NPI/WI and 50% more valuable than a stream interest. With changes to the gold price, the NPI/WI would demonstrate the most leverage while the NSR would provide the most down side protection. The stream provides commodity price leverage similar to a low cost operating company with more certainty as to future costs.

10 Franco-Nevada Corporation

GOLD ASSETS

Goldstrike Nevada

Operator:	Barrick Gold Corporation ("Barrick")			
		2010	2009	2008
Royalties:	2-4% revenue-based	$16.0m	$21.5m	$18.7m
	2.4-6% profit-based	$33.2m	$20.5m	$31.0m



The Goldstrike complex includes the open-pit Betze-Post mine as well as the underground operations of Meikle and Rodeo immediately to the north. The mines share common milling and processing facilities. Barrick has invested over $2 billion in developing one of the most technologically advanced mining and processing facilities in the world and one of the largest primary gold operations in the world. Franco-Nevada holds multiple royalties at Goldstrike covering most but not all of the reserves. The royalties vary by claim block and the profit-based royalties have become increasingly important. In 2010, Franco-Nevada realized higher royalty revenues despite lower production due to the bigger contribution from profit royalties with the higher gold price. Goldstrike is a mature operation and still has a long life with reserves increasing in 2010. Barrick has mined and stockpiled a substantial amount of low grade ore on which Franco-Nevada's royalties will apply. Goldstrike has been paying royalties for over 20 years and is expected to continue to generate royalties to Franco-Nevada for more than 15 years but production will step down over time.



Palmarejo Mexico

Operator:	Coeur d'Alene Mines Corporation ("Coeur")			
		2010	2009	2008
Stream:	50% gold	$44.6m	$18.8m	–



Palmarejo is a combined open-pit and underground silver-gold mine located in the Sierra Madre mountains in the western part of Chihuahua State, Mexico. Franco-Nevada has an interest in 50% of the gold produced paid on the difference between the spot gold price and $400 per ounce. The gold stream is subject to a minimum payout to Franco-Nevada of 50,000 ounces per annum until payments have been made on 400,000 ounces. Coeur started production at Palmarejo in mid-2009. Production in 2010 exceeded the minimum production levels and Coeur is expecting higher production in 2011. The gold stream applies to most of the 29,000 acre property and includes the Palmarejo, Guadalupe and La Patria deposits. Coeur has budgeted $6 million in 2011 to advance the Guadalupe deposit and has identified several new targets including La Victoria and San Juan de Dios.



Franco-Nevada Corporation 11

Gold Quarry Nevada Operator: Newmont Mining Corporation (“Newmont”) 2010 2009 2008 Royalty: 7.29% revenue-based $20.4m $13.8m — Franco-Nevada has a 7.29% revenue-based royalty on a 522 acre portion of the Gold Quarry operation which is an integral part of Newmont’s Nevada operations. The royalty contains a minimum payment obligation tied to reserves and stockpiles applicable to the royalty. In 2010, Franco-Nevada was paid approximately 16,500 net attributable royalty ounces. This was due to the minimum obligation as production for the year was significantly restricted by a pit slide. Newmont is now resuming full production but with a drawdown of stockpiles, Franco-Nevada expects to now receive, on average, at least 11,200 gold royalty ounces per annum based on the reserve minimum calculation. Newmont has announced plans for a West Wall layback and beyond that is considering an even larger Greater Gold Quarry layback. As a result, Franco-Nevada expects its Gold Quarry royalty will have a very long life. Tasiast Mauritania Operator: Kinross Gold Corporation (“Kinross”) Royalty: 2% revenue-based (royalty expected to begin in 2011) Franco-Nevada has a 2% revenue-based royalty on a new world-class gold project. The royalty covers three permit areas in Mauritania of which the most prominent is Tasiast and begins paying once cumulative production exceeds 600,000 ounces. The project is now producing at over 200,000 ounces per year and the royalty threshold is expected to be reached in the first half of 2011. The potential of the Tasiast project was placed in the spotlight by Kinross’ acquisition of Red Back Mining in September 2010 in a transaction valued at $7.1 billion. Since then, Kinross has aggressively advanced exploration and feasibility work for a major expansion. In February 2011, Kinross estimated that total resources in all categories were 17.8 million ounces of which proven and probable reserves were 7.6 million ounces. Kinross also reported that 25 drill rigs were then active. Kinross’ scoping study for the expansion projects a 16 year mine life producing initially at 1.5 million ounces per year. Capital for the open pit and a 60,000 tpd conventional gold mill is estimated at $2.2 billion. Kinross expects to complete the feasibility in mid 2011 with the expanded production starting in 2014. This royalty will be a significant asset for Franco-Nevada. 12 Franco-Nevada Corporation

Detour Ontario Operator: Detour Gold Corporation (“Detour Gold”) Royalty: 2% revenue-based royalty (expected to begin production 2013) Franco-Nevada has a 2% revenue-based royalty that covers all of the Detour Gold project as well as the Trade Winds Ventures project to the immediate west. Detour Gold estimates global resources of 25.6 million ounces (including 5.1 million ounces of inferred resources) at its project while Trade Winds estimates additional global resources of 4.4 million ounces (including 1.9 million ounces of inferred resources), in what eventually may be part of one pit. Detour Gold has raised $1 billion in financing and has started infrastructure construction. It expects to pour concrete for the processing plant in April 2011 and have up to 1,000 people working at site during the construction period. Detour Gold expects production to begin in early 2013 with initial production of 660,000 ounces per year, a mine life of 21 years and the possibility of further expansion. This royalty is developing into a major asset for Franco-Nevada. MWS South Africa Operator: First Uranium Corporation (“First Uranium”) Stream: 25% gold (acquired in March 2011) Franco-Nevada acquired this interest with the Gold Wheaton transaction in March 2011 so no historical revenues are shown. MWS is a gold and uranium tailings operation that is reprocessing fourteen tailing dams in the Klerksdorp area south west of Johannesburg. Franco-Nevada is entitled to purchase 25% of the gold produced from MWS for $400 per ounce (subject to an annual 1% inflation adjustment). Currently two processing facilities are operating and a third is scheduled to be commissioned in 2011. First Uranium anticipates that the operation will average 122,000 ounces per year over a 15 year mine life. MWS is expected to be an important contributor to Franco-Nevada revenues. Franco-Nevada Corporation 13

Ezulwini South Africa

Operator:	First Uranium
Stream:	7% gold (acquired in March 2011)



Franco-Nevada acquired this interest with the Gold Wheaton transaction in March 2011 so no historical revenues are shown. The Ezulwini gold and uranium mine (formerly Western Areas) is immediately north of Goldfields South Deep mine. First Uranium is well advanced in the recommissioning of the mine. Franco-Nevada is entitled to purchase 7% of the gold produced from Ezulwini for $400 per ounce (subject to an annual 1% inflation adjustment). Refurbishment of the shaft and construction of the gold and uranium plants began in late 2006. A 200,000 tpm gold plant has been constructed. First Uranium anticipates recovering 5.25 million ounces over an 18 year mine life with gold production ramping up from a level of 133,000 ounces in its next fiscal year to 348,000 ounces per annum by 2020. This asset is expected to be an important contributor to 2011 revenues and is supported by a minimum payment obligation of 19,500 ounces for this year.



Subika Ghana

Operator:	Newmont
Royalty:	2% revenue-based



Franco-Nevada's Subika royalty is a 2% revenue-based royalty on production beyond 1.2 million ounces of gold from a 78 square kilometre area at the southern end of Newmont's Ahafo project in Ghana. Newmont is currently mining several open pits both on and off the royalty property using conventional milling and processing. To the end of 2010, Newmont has produced 942,559 ounces from the royalty property. The Subika deposit is on the royalty property and Newmont has profiled the potential for 7-9 million ounces at Subika through the combination of an expanded pit and an underground mine. Newmont has advanced an underground exploration program and expects completion of the underground prefeasibility study for Subika in mid 2011.


Subika exploration portal

Marigold Nevada

Operator:	Goldcorp Inc. and Barrick			
		2010	2009	2008
Royalties:	0.5-5% revenue-based	$9.1m	$7.3m	$6.1m



Franco-Nevada has revenue-based royalties that vary from 0.5% to 5% on approximately 26 square miles that cover essentially all production from the Marigold mine in Nevada and some additional property to the east. Franco-Nevada's royalties are on a checkerboard pattern and vary by section. The Marigold mine has averaged a little over 140,000 ounces of production per year over the past three years and the increase in the royalty revenues is mostly a reflection of higher gold prices. Reserves are 2.3 million ounces with an additional 1.2 million ounces of measured and indicated resources. Franco-Nevada has recently added to its royalty position at Marigold and believes there is further upside on this property.

14 Franco-Nevada Corporation

Marigold Nevada

Mesquite California

Operator: New Gold Inc. ("New Gold")			
	2010	2009	2008
Royalties: 0.5-2% revenue-based	$4.2m	$2.8m	$1.9m



Mesquite is an open-pit heap leach processing operation in southern California. New Gold is the operator and produced a record 169,571 ounces in 2010 due to improved grades and recoveries. Grades and production are expected to be slightly lower in 2011. New Gold reported 6.7 million ounces of resources (including 1 million ounces of inferred resources) at Mesquite and is projecting more than 13 years of mine life.



Golden Highway Ontario

Operator: St Andrew Goldfields Ltd. ("St Andrew")				
		2010	2009	2008
Holloway:	2-15% revenue-based	$5.0m	$1.1m	$0.1m
Hislop:	4% revenue-based	$1.2m	–	–
Holt:	2-10% revenue-based	$0.2m	–	–



Franco-Nevada has multiple royalties over a substantial land package along the Golden Highway paralleling the Destor-Porcupine break east of Timmins, Ontario to the Quebec border. Royalties started in 2008 with the restart of production at the Holloway mine by St Andrew. In mid 2010, St Andrew also started production at the Hislop property where Franco-Nevada has a royalty. In late 2010, Franco-Nevada began receiving initial royalties from preproduction at the Holt mine which St Andrew expects to bring into full production during 2011. New mineralization has been identified at Holloway. Along the break, work is also being undertaken at the Garrison, Taylor and Aquarius properties where there are known resources and on which Franco-Nevada has royalties. Higher gold prices have generated a renaissance of the Golden Highway.


Holt Mine & Mill
Holloway Mine

Cerro San Pedro Mexico

Operator: New Gold			
	2010	2009	2008
Royalty: 1.95% revenue-based	$3.8m	$2.2m	$1.7m



Franco-Nevada has a 1.95% revenue-based royalty on precious metals recovered from the Cerro San Pedro project located in central Mexico near San Luis Potosi. The open pit mine with run-of-mine heap leaching is owned and operated by New Gold. Production in the past has been interrupted from time to time by legal challenges but is now running smoothly. In 2010 production was up 24% to 119,000 ounces of gold and for 2011, New Gold expects production between 135,000 to 145,000 ounces. New Gold has also increased inferred resources with the addition of deeper sulfide resources which are also mostly covered by the royalty.



Franco-Nevada Corporation 15

Bald Mountain Nevada

Operator: Barrick		2010	2009	2008
Royalties:	<1-5% revenue-based	$1.6m	$2.1m	$2.5m



Franco-Nevada has a number of revenue-based royalties which range from <1%-5% which are either fixed or sliding scale over a significant portion of the Bald Mountain mine in Nevada operated by Barrick. Bald Mountain is operated as multiple small open-pits using a number of heap leach facilities. Production was down in 2010 as part of a $320 million mine expansion. During 2010 Franco-Nevada added two new royalties at Bald Mountain with one on current production and the other on potential future production. Franco-Nevada believes that there is further upside on this property.



Robinson Nevada

Operator: Quadra FNX Mining Ltd. ("Quadra FNX")		2010	2009	2008
Royalties:	Gold	$1.2m	$1.9m	$2.9m
	Copper	$0.7m	$0.5m	$10.5m



At the Robinson open-pit operation, Franco-Nevada has both traditional revenue-based royalties as well as royalties indexed to commodity price and production thresholds. These indexed royalties are leveraged to any production in excess of 60,000 ounces of gold and 130 million pounds of copper. The gold threshold was reached in 2010 but under current guidance neither threshold is expected to be achieved in 2011.


ROBINSON
MINE

Hollister Nevada

Operator: Great Basin Gold Limited ("Great Basin")		2010	2009	2008
Royalty:	3-5% revenue-based	$1.1m	$1.6m	$0.7m



Franco-Nevada has royalties covering most of the Hollister project on the Nevada Carlin Trend. Great Basin is the operator and has been undertaking both underground exploration and test mining and developing processing options for the ore. In 2011 Great Basin expects to process 110,000 ounces at its Esmeralda mill which is expected to benefit the royalty by reducing costly third party tolling arrangements.



16 Franco-Nevada Corporation

Duketon Western Australia

Operator: Regis Resources NL ("Regis")				
		2010	2009	2008
Royalty:	2% revenue-based	$0.6m	–	–



Franco-Nevada has a 2% revenue-based royalty that covers over 2,678 square kilometres in Western Australia. On this property, Regis started production in 2010 from the Moolart Well deposit and expects to produce 555,000 ounces over six years. In addition, Regis has announced that 30 km to the south, the Garden Well deposit has 1.34 million ounces of reserves and a feasibility study for the development of this deposit as a stand-alone operation is scheduled to be completed in mid-2011. Regis is now examining eight known satellite deposits that could be economic by sharing the infrastructure of the first two mines. Total resources exceed 5.5 million ounces (including 2.7 million ounces of inferred resources) and Franco-Nevada is optimistic that this royalty will grow significantly.



Hemlo Ontario

Operator: Barrick				
		2010	2009	2008
Royalties:	3% revenue-based	$88,000	$44,000	–
	50% profit-based	–	–	–



Franco-Nevada has both a 3% revenue-based royalty and a 50% profit-based royalty over the down-dip extension of the Hemlo ore body that is under Franco-Nevada's royalty property. Barrick is the operator and has now started mining on the property. Franco-Nevada has started to receive some initial revenue-based royalties and is confident these will increase significantly. Franco-Nevada also has a 50% profit-based royalty which is payable once the operator has recovered its related capital. Exploration drilling has been encouraging and the mine life is projected to at least 2016. The 50% profit royalty represents significant leverage potential for Franco-Nevada.



Other North American Gold Assets

Some other North American gold royalties worth noting include:

- **Mouska** is a 2% revenue-based royalty on IAMGOLD Corporation's mine in Quebec. Franco-Nevada has averaged approximately $850,000 annually from this royalty over the past three years.
- **Prosperity** is a copper-gold project in British Columbia being advanced by Taseko Mines Limited. In 2010 Franco-Nevada agreed to acquire a 22% gold stream by providing $350 million of financing. This financing is conditional on federal environmental permits which have not yet been received.
- **Goldfields** is a development project in Saskatchewan with Brigus Gold. Franco-Nevada has a 2% royalty covering the Box and Athona deposits with over one million ounces of reserves. Brigus is projecting production beginning in 2013.
- **Courageous Lake** is a development project in Canada's Northwest Territories being advanced by Seabridge Gold Inc. Over 10 million ounces of gold resources have been outlined on which Franco-Nevada has a 1.02% revenue-based royalty.
- **Sandman** is a joint venture between Newmont and Fronteer Development Gold in Nevada that is now being acquired 100% by Newmont. Franco-Nevada has royalties depending on the sections involved in what is a promising satellite development for Newmont.
- **Kirkland Lake** includes a package of royalties covering a substantial portion of the Kirkland Lake break and Larder Lake fault in Ontario. Included are resources outlined by Queenston Mining at Upper Canada, Anoki, McBean and Amalgamated Kirkland ("AK") as well as a portion of the South Mine Discovery at Macassa by Kirkland Lake Gold.
- **Dee** is a Barrick and Goldcorp joint venture and covers their newly discovered South Arturo deposit and possibly a small part of the Storm deposit.
- **Pinson** represents royalties on over 20 square miles of land in Nevada near Barrick's and Newmont's Getchell/Turquoise Ridge mine and a small portion of the resources outlined on the Pinson project joint ventured with Atna Resources.



Franco-Nevada Corporation 17

Henty Tasmania Other International Gold Assets Some other international gold royalties that Franco-Nevada owns are: Other Australian Gold Assets Australian gold revenues are a small percentage of Franco-Nevada’s current revenues. However, our large royalty land positions in Australia have been benefiting from the increased availability to our operators of exploration and development capital. Besides the developing Duketon project described above, Franco-Nevada has royalties on: • Henty in Tasmania generated $2.4 million to Franco-Nevada in 2010. This is a small underground operation that was operated by Barrick and is now owned by Unity Mining Limited. Mining over the next few years will eventually move from the 10% royalty ground to the 1% royalty ground. • Bronzewing in Western Australia generated $0.6 million to Franco-Nevada in 2010 and is expected to be higher over the next few years. • South Kalgoorlie in Western Australia generated $0.8 million to Franco-Nevada in 2010 and is operated by the newly amalgamated Alacer Gold. A potential doubling of throughput combined with the development of the “HBJ Superpit” is being investigated. A majority of ounces in the HBJ Superpit are on Franco-Nevada’s Location 50 claim. The Mt Marion deposit to the west is also on royalty property. Mt Marion has been mined by both open pit and underground in the past and is open at depth for further underground development. • Admiral Hill in the Laverton area generated $0.2 million to Franco-Nevada in 2010. It is operated by Crescent Gold which is examining possible larger processing options. • Red October also in the Laverton area is part of an expansion by Saracen Mineral Holdings. Trail underground mining at Red October is expected to begin in early 2012. • White Dam in South Australia started production in 2010 and generated minimal royalty revenue. It is a small open pit, heap leach operation and a joint venture between Exco Resources Limited and Polymetals Group. • Wiluna in Western Australia is currently being mined by Apex Minerals but within an exclusion zone on which no royalty is payable on the first million ounces. Approximately 645,000 ounces have been produced and the royalty has potential to begin paying from both within and outside the exclusion zone in a few years. • East Location 45 in Western Australia is managed by Australian Mines and has produced on a small scale. • Bullabulling in Western Australia is an historic small scale heap leach producer acquired recently by Auzex and GGG Resources. There are resources on the project and the operator expects to declare an initial reserve in 2011. • North Lanut in Indonesia which is operated by Avocet Mining and generated $2.3 million in revenues to Franco-Nevada in 2010. Avocet has announced a conditional sale of this property. • Mt Muro is also in Indonesia and is operated by Straits Resources. This royalty generated $0.9 million to Franco-Nevada in 2010. However, it is one of the few royalties subject to a cap which we expect to be reached early in 2012. • Agi Dagi is a new royalty purchased by Franco-Nevada in 2010 on a project in Turkey being advanced by Alamos Gold. Alamos is at the permitting and preliminary feasibility stage and is targeting production for 2014. • Ity is in Cote D’Ivoire and is operated by La Mancha Resources. This royalty has just reached the production threshold for payment to begin. Operations are currently on standby pending more stability in the country. This royalty is expected to begin paying when operations are restarted. • Perama Hill is a development project in Greece being advanced by Eldorado Gold. Once permits are approved, Eldorado expects to construct a project producing 110,000 ounces per year on which Franco-Nevada will be entitled to a 2% revenue-based royalty. Gold Exploration Royalties Franco-Nevada has a portfolio of royalties on 125 exploration stage properties. A list of reviewed exploration properties is available in our Annual Information Form. The strong equity market has allowed many of the exploration companies to increase their activities on Franco-Nevada’s exploration properties. During 2010, the following projects were judged to have progressed sufficiently to be reclassified from the exploration category to the advanced category: Admiral Hill, Bullabulling, Courageous Lake, Detour (Block A), Goldfields, Gurupi, Kizeltepe and Red October. Franco-Nevada Corporation 18

PGM ASSETS

Stillwater Montana

Operator:	Stillwater Mining Company ("Stillwater")			
		2010	2009	2008
Royalty:	5% revenue-based	$13.1m	$10.1m	$13.6m



Franco-Nevada has a 5% revenue-based royalty that covers the majority of the Stillwater mine and all of the East Boulder mine. Both mines are in Montana and share a common smelting and refining facility that together form the largest primary platinum group metals ("PGM") producer outside of South Africa and Russia. In 2010, Stillwater produced 485,100 ounces of platinum and palladium and expects to produce 500,000 ounces in 2011. Palladium prices have been particularly strong which will likely generate higher royalty revenues for Franco-Nevada in 2011. At the end of 2010, Stillwater reported proven and probable reserves of 19.9 million ounces so this is expected to be a very long life royalty.



East Boulder Montana

Sudbury Operations Ontario

Operator:	Quadra FNX
Stream:	50% gold and PGM (acquired in March 2011)



Franco-Nevada acquired this interest with the Gold Wheaton transaction in March 2011 so no historical revenues are shown. Franco-Nevada is entitled to purchase 50% of the precious metals contained in ore produced from the footwall portions of three separate mines in the Sudbury basin operated by Quadra FNX for $400 per gold equivalent ounce (subject to an annual 1% inflation adjustment). These footwall ore deposits are primarily rich in palladium followed by platinum and gold. The properties included are the Levack (Morrison deposit), Podolsky and McCreedy West mines. All three mines are currently in production and are expected to make a material contribution to both Franco-Nevada's PGM and gold revenues in 2011.



Levack headframe

Pandora South Africa

Operator:	Anglo Platinum and Lonmin ("Joint Venture")			
		2010	2009	2008
Royalty:	5% profit-based	$1.0m	$1.7m	$13,000



Franco-Nevada has a 5% profit-based royalty on the 17,193 acre Pandora property in the western Bushveld area of South Africa. The property is adjacent to Lonmin's Eastern Platinum property and is operated by Lonmin. Ore is sourced from underground operations using Lonmin's E3 decline. Production in 2011 is expected to be comparable to 2010 and is expected to be ramped up in mid 2012 once the deepening of the decline is completed.



Franco-Nevada Corporation 19

OTHER MINERAL ASSETS

Mt Keith W. Australia

Operator:	BHP Billiton Limited ("BHP")			
		2010	2009	2008
Royalties:	Revenue and profit-based	$3.1m	$0.7m	$0.1m



Franco-Nevada has a small profit-based royalty on the Mt Keith open pit nickel operation and in late 2009 acquired a revenue-based royalty that encompasses not only Mt Keith but 236 square kilometres along the greenstone belt that hosts the mine. Mt Keith has proven to be a robust operation and BHP is currently estimating a mine life of 14 years. Franco-Nevada believes that there is good potential to extend the mine life at Mt Keith and for other discoveries on this very large land package.



Rosemont Arizona

Operator:	Augusta Resource Corporation ("Augusta")
Royalty:	1.5% revenue-based (at permitting stage)



Franco-Nevada has a 1.5% revenue-based royalty on the bulk of minerals extracted from the Rosemont project southeast of Tucson. The project is primarily a copper, molybdenum, and silver project. Augusta has completed an updated feasibility and is working to achieve permitting approval for the project. If successful, Augusta envisages a conventional open pit operation with an average annual production of 221 million pounds of copper, 4.7 million pounds of molybdenum and 2.4 million ounces of silver.

Falcondo Dominican Republic

Operator:	Xstrata plc ("Xstrata")
Interest:	4.1% equity (restarting production in 2011)



Franco-Nevada has an approximate 4.1% equity interest in Falcondo which owns and operates an integrated complex of mines, smelter, crude oil supply system, oil refinery and power plant. Xstrata owns 85.3% and government interests own most of the balance. Production had been suspended since 2008 due to adverse market conditions but Xstrata has since announced a low capital restart using procured electricity. Xstrata expects the mine to operate initially at 50% of capacity with reduced costs by March 2011. Xstrata has stated that the expected mine life is more than 20 years at an output rate greater than 28,000 tonnes per annum of contained nickel and that there is additional growth potential.



Lounge Lizard W. Australia

Operator:	Kagara Ltd. ("Kagara")
Royalty:	2% revenue-based



Franco-Nevada has a 2% revenue-based royalty on this underground nickel operation. In May 2009, an agreement with Western Areas NL allowed access to the ore body via the Flying Fox decline consolidating the two projects. Ore development began in 2010 and is now in full production.

Peculiar Knob S. Australia

Operator:	WPG Resource Ltd. ("WPG")
Interest:	Indexed per tonne (starting late 2011)



Franco-Nevada has a variable $/tonne royalty on this iron ore deposit. The royalty is indexed to an iron ore reference price and is impacted by foreign exchange movements. At current prices and exchange rates, Franco-Nevada infers the royalty to be comparable to a 2% gross royalty. WPG has raised A$205 million in financing to develop the project. It expects to commence direct shipping of iron ore to Asia in late 2011 at the rate of 3.3Mtpa.

20 Franco-Nevada Corporation

OIL & GAS ASSETS

Franco-Nevada has interests in 135 producing oil and gas assets. These assets include 761 oil and gas wells and 49 unitized oil and gas fields in Western Canada. Revenue from oil and gas in 2010 was $35.8 million compared to $27.7 million in 2009 reflecting higher oil prices and comparable gas prices. In 2010, the revenue mix was approximately 70% oil and 30% gas.

Edson Alberta

Operator:	Canadian Natural Resources Ltd. ("CNRL")			
		2010	2009	2008
Royalty:	15% ORR	$12.1m	$8.2m	$22.0m



Franco-Nevada has a 15% overriding royalty on both the gas and liquids production from the wells on this property. The Edson property is located just over 200 kilometres west of Edmonton and encompasses over 25,920 gross acres of land. The wells on this property produce a liquids rich gas mainly from the Upper Cretaceous Cardium Formation.



Weyburn Unit Saskatchewan

Operator:	Cenovus Energy Inc. ("Cenovus")			
		2010	2009	2008
Interests:	0.44% ORR/1.11% WI	$10.4m	$8.3m	$13.0m



Franco-Nevada has both revenue-based royalties and a working interest in the Weyburn Unit located 130 kilometres southeast of Regina. The unit encompasses approximately 53,360 gross acres in which the Mississippian Midale beds are unitized. Cenovus is enhancing oil recovery in this unit through the injection of CO_2.



Midale Unit Saskatchewan

Operator:	Apache Canada Ltd. ("Apache")			
		2010	2009	2008
Interests:	1.18% ORR/1.59% WI	$3.6m	$3.5m	$5.9m



Franco-Nevada has both revenue-based royalties and a working interest in the Midale Unit located 40 kilometres southeast of Weyburn, Saskatchewan. The unit encompasses 13,760 gross acres and an enhanced oil recovery program, utilizing CO_2 injection, is currently underway in this unit.



Franco-Nevada Corporation 21

Medicine Hat Alberta

Operator:	Suncor Energy Inc. ("Suncor")			
		2010	2009	2008
Royalty:	2.3% revenue-based	$1.3m	$1.1m	$2.4m



Franco-Nevada has a 2.3% revenue-based royalty in the Medicine Hat Consolidated Unit No. 1. This unit is located just over 257 kilometres southeast of Calgary and encompasses over 62,770 gross acres of land. The wells on this property produce natural gas without any associated liquids from the Medicine Hat zone of Upper Cretaceous Age.



Other Producing Assets

Western Canada

Operator:	Various			
		2010	2009	2008
Royalties:	Various	$8.4m	$6.6m	$11.6m

Franco-Nevada has both revenue-based and profit-based royalties in over 50 other areas located throughout Manitoba, Saskatchewan, Alberta and British Columbia. The royalty rates range between 0.5% and 20% on oil and gas production from unit and non-unit wells.

Arctic Gas NWT and Nunavut

Working Interests: Various by field (prefeasibility stage)

Franco-Nevada has working interests ranging from 3% to 15% in four natural gas fields in Canada's high Arctic. These fields contain 428 billion cubic feet of contingent recoverable resources net to Franco-Nevada. The bulk of this resource is contained in the Drake Point and Hecla fields located on and offshore Melville Island. Suncor is the largest working interest owner in these fields.

Undeveloped Oil & Gas Interests, Western Canada

Franco-Nevada does not include in its asset tabulations undeveloped oil and gas interests without reportable resources. There are 156 agreements that cover these interests which include over 100,000 acres of undeveloped mineral title, non-producing lands within producing areas and approximately 80,000 gross (net 12,000) acres of unproved non-producing lands under lease. These undeveloped interests are located in Alberta, Saskatchewan and Manitoba. From time to time, parcels are optioned to operators for a royalty interest.

Franco-Nevada acknowledges the following photo credits:

David Schumacher
- Bald Mountain
- Dee
- Gold Quarry
- Goldstrike
- Marigold
- Robinson

Alamos Gold Inc.
Barrick Gold Corporation
BHP Billiton Limited
Coeur d'Alene Mines Corporation
Detour Gold Corporation
First Uranium Corporation
Goldcorp Inc.
Great Basin Gold Limited
Kinross Gold Corporation
La Mancha Resources Inc.
New Gold Inc.
Newmont Mining Corporation
Quadra FNX Mining Ltd.
Queenston Mining Inc.
St Andrew Goldfields Ltd.
Seabridge Gold Inc.
Stillwater Mining Company
Regis Resources NL
Unity Mining Limited
World Gold Council
Xstrata plc

22 Franco-Nevada Corporation

Corporate Responsibility Franco-Nevada is committed to operating as a good corporate citizen in all facets relating to the health and safety of its employees, the communities in which it has interests and the environment. Our policies for Environmental and Corporate Social Responsibility and Health & Safety can be found on our web site at www.franco-nevada.com. Franco-Nevada currently does not operate any of the mineral or oil & gas properties in which it has royalty/stream interests. However, Franco-Nevada recognizes its business model is dependent on the industry operating in a responsible fashion. We actively support the industry in these efforts and initiatives. Franco-Nevada is an active member on the World Gold Council (“WGC”) board where it represents the associate members of the WGC. WGC members are committed to the principles of the International Council on Mining & Metals (“ICMM”). These principles seek continual improvement in sustainable development performance. Where possible and relevant, Franco-Nevada follows the same principles in the way it conducts its own business. Franco-Nevada is a premier sponsor of the Prospectors and Developers Association of Canada (“PDAC”) Awards which recognize positive industry achievement in the areas of environmental and social responsibility and contributions to Aboriginal communities. Franco-Nevada is an active member in the Northwest Mining Association (“NWMA”) where we are represented by Steve Alfers who chairs the mining law committee. The NWMA is an important mineral trade association in North America promoting economic opportunity and environmentally responsible mining. In 2010, approximately 91.5% of Franco-Nevada’s gold mineral revenues were from properties operated by members of the WGC or ICMM compared to 90% in 2009 and 85% in 2008. This continued improvement reflects Franco-Nevada’s investment policy to consider legal, regulatory, environmental, health and safety and human rights aspects before making an investment. New investments made in 2010 in operations managed by Newmont Mining, Barrick Gold and Alamos Gold met this criteria. The Palmarejo project in which Franco-Nevada has an important interest, has been awarded, for two years in a row the prestigious Empresa Socialmente Responsable (“ESR”) award. In 2010, our oil & gas revenues were from conventional producing royalty and working interests in Western Canada operated by established producers with proven track records. At both our Weyburn and Midale Units in Saskatchewan, there are enhanced oil recovery programs underway that utilize CO2 injection which sequesters carbon that would have otherwise ended up in the atmosphere. Franco-Nevada may from time to time engage in exploration efforts either as part of advancing a property or to conduct due diligence in advance of undertaking an investment. We undertake to be guided by the Principles and Guidance for a Framework of Responsible Exploration as set forth by the e3Plus program of the PDAC. Franco-Nevada’s directors and management support philanthropic and charitable efforts generally using their own personal resources. Our philosophy is charity is a decision best made by shareholders with their own money rather than the Company’s. We are working hard to increase dividends and the value of Franco-Nevada’s shares so that shareholders can make their own charitable decisions. Franco-Nevada Corporation 23

Directors Pierre Lassonde, Chairman was President of Newmont Mining and prior to that was a co-founder and co-CEO of the original Franco-Nevada. He is past chairman and a current director of the World Gold Council, author of “The Gold Book” and has served on many mining boards and industry committees and is recognized for his philanthropy. David Harquail, President & CEO led the successful initial public offering and listing of Franco-Nevada onto the Toronto Stock Exchange in late 2007. He previously held senior executive roles at Newmont Mining and the original Franco-Nevada group of companies. Mr. Harquail has served on many senior mining boards, industry associations and not-for-profit organizations. Derek Evans is President and CEO of Pengrowth Energy and was the President and CEO of Focus Energy Trust. He has over 25 years of experience in the oil & gas business in Western Canada, spending the majority of his career helping to build Renaissance Energy. Mr. Evans currently serves on both public and private oil & gas boards and is a director of a number of not-for-profit organizations. Graham Farquharson has been President of Strathcona Mineral Services since 1974. He serves and has served on senior mining boards, industry committees and with several philanthropic organizations. Mr. Farquharson was recently inducted into the Canadian Mining Hall of Fame. Louis Gignac is President of G Mining Services, a private consultancy, and previously served as President and CEO of Cambior. He previously held management positions with Falconbridge and Exxon Minerals and also served as a professor of mining engineering at Laval University. Mr. Gignac serves on several senior Canadian corporate boards. Randall Oliphant is Executive Chairman of New Gold and previously served as Barrick Gold Corporation’s President and CEO. He is on corporate and advisory boards for profit and not-for-profit organizations and is a Chartered Accountant. Hon. David R. Peterson is Senior Partner and Chairman of Cassels Brock & Blackwell LLP, a law firm. He served as the 20th Premier of the Province of Ontario from 1985 to 1990, was the founding chairman of the Toronto Raptors of the NBA and chaired Toronto’s bid for the 2015 Pan Am Games. Mr. Peterson is on several senior corporate and not-for-profit boards and is the Chancellor of the University of Toronto. Front row, left to right: Pierre Lassonde, Chairman and David Harquail, President & CEO Standing, left to right: Randall Oliphant, Hon. David R. Peterson, Derek Evans and Louis Gignac Absent from photo: Graham Farquharson Franco-Nevada Corporation 24

Franco-Nevada Corporation 25 Franco-Nevada Corporation Management’s Discussion and Analysis This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at March 24, 2011 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2010 and 2009. This financial information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are in thousands of US dollars unless specifically stated otherwise. Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. In addition, the Company’s website can be found at www.franco-nevada.com. This MD&A contains certain “forward-looking statements” which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. All statements, other than statements of historical fact, are forward-looking statements. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: adverse fluctuations in the prices of the primary commodities that drive the Company’s revenue (gold, platinum group metals, copper, nickel, uranium, oil & gas); adverse fluctuations in the value of the Canadian, Australian and Mexican currencies, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including permitting regimes and taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil & gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties underlying the portfolio; excessive cost escalation as well as development, operating, infrastructure or technical difficulties on any of the properties underlying the portfolio; risks and hazards associated with the business of development and mining on any of the properties underlying the portfolio, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope-failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties underlying the portfolio by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the portfolio; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements and readers are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as this annual MD&A. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Franco-Nevada Corporation 26 Our Business Franco-Nevada is a gold-focused royalty and stream company with additional interests in platinum group metals (“PGM”), oil & gas and other assets. The majority of our revenues are derived from a diversified portfolio of high-quality properties located in North America. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future revenues. As at March 24, 2011, the Company’s portfolio consists of over 300 interests, diversified over a range of commodities and stages from exploration to production. Our portfolio generates high-margin free cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing interests. Management has been successful in both managing its portfolio and acquiring new royalties and streams. We intend to utilize our free cash flow to grow our portfolio and to pay dividends. We believe that a diverse portfolio of interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests. Our Company and How We Operate Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver and Perth, all of which are used to manage our portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 4.5% of the common shares, or 5.8% on a fully diluted basis, as at March 24, 2011. We currently operate with a small organization of up to twenty full-time employees and consultants. Our management team is made up of experienced and proven professionals some of whom have been continuously associated with our royalty and investment portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take multidisciplinary roles for corporate development opportunities. Our board of directors has significant experience in mining, oil & gas and corporate finance. Our Vision and Business Model Our vision is to be the leading gold-focused royalty and stream company dedicated to the maximization of shareholder value. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow our portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries. Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we will remain vigilant for opportunities in all resources. Maintaining and managing a diversified, high margin portfolio with low overheads provides the strong free cash flow required to fuel organic growth. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment. We do not hedge any of our commodity exposures. Overview Fiscal 2010 was another successful year for Franco-Nevada, achieving record levels of Royalty Revenue of $205 million and Free Cash Flow of $185 million, completing several royalty and stream acquisitions and culminating in the negotiation and closing of the Gold Wheaton transaction in March 2011. The acquisition of Gold Wheaton ensures the Company’s future growth in revenues and earnings, further diversifies the Company’s portfolio and will provide increased leverage in a rising precious metals market. In addition, in 2010, the Company negotiated and amended its credit facility to provide greater flexibility for future opportunities and expanded its management team.

Outlook The following contains forward-looking statements about our outlook for 2011. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the beginning of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com. During 2010, the Company earned over 81% of its Royalty Revenue from precious metal assets with gold contributing 74% and PGMs contributing 7%. Royalty Revenue from precious metal assets grew to $164.9 million in 2010 from $112.3 million in 2009, an increase of 47%. Growth was driven by higher average commodity prices and also from acquisitions and organic growth within the portfolio. Going forward, the Company will no longer be using the non-GAAP measure “Royalty Revenue”. This term was introduced as a measure to better reflect financial performance of the Company’s assets as Revenue under GAAP included certain non-cash fair value adjustments. With the adoption of International Financial Reporting Standards (“IFRS”), the Company has chosen an accounting policy with respect to the Palmarejo and Hislop assets which allows historical cost accounting which will remove any fair value adjustments being included in Revenue under IFRS. As a result, the Company will be providing guidance and measure performance based on Revenue going forward. As required under IFRS, Revenue will be gross revenue before the payment of $400 per gold equivalent ounce for ounces acquired under any of the Company’s stream agreements, including those acquired in the Gold Wheaton acquisition. With the acquisition of Gold Wheaton and its Sudbury Operations, Ezulwini and Mine Waste Solutions (“MWS”) stream agreements, the Company has increased its leverage to precious metal commodity prices and will consolidate these assets effective March 14, 2011. We expect the Sudbury Operations to be a steady state producer, MWS to benefit from the addition of a third module and Ezulwini to be supported by the 2011 minimum payment. Overall, Revenue for the approximate nine months of ownership in 2011 is expected to be $95 - $115 million from the Gold Wheaton assets using consensus commodity price assumptions of $1,400 gold, $1,750 platinum and $575 palladium. With respect to our existing portfolio, the Company expects overall growth in Revenue based upon consensus commodity prices. In particular; • Palmarejo will continue to be a material contributor to the Company’s Revenue in 2011 as we expect the property to have higher gold production in 2011 of which the Company will receive 50%. • At Stillwater, the Company expects to benefit from higher average PGM prices. • For Goldstrike, Barrick Gold Corporation (“Barrick”) has announced expected lower production due to a significant waste stripping campaign and the processing of lower grade stockpile ore. The Company expects these initiatives will have a temporary negative impact on the royalties in 2011. • The Company’s Gold Quarry royalty, which was acquired in December 2008, includes a minimum royalty clause. Based on current information of reserves and stockpiles, the Company expects to be paid 11,200 ounces of gold in 2011 compared to 16,557 in 2010. • From our Robinson interest, we expect to receive our lower royalty percentages as we do not expect the operator, Quadra FNX Mining Ltd. (“Quadra FNX”), to surpass the higher royalty production thresholds in 2011. • For our oil & gas assets, we expect 2011 results will reflect the impact of strengthening oil prices, however this will be tempered by natural gas prices that are expected to remain soft throughout 2011 and production declines. • In addition to the above, the Company expects to benefit in 2011 from new or full year contributions from our Tasiast, Duketon, Lounge Lizard, Hislop, Holt, Hemlo, Bronzewing, Admiral Hill, Ity and White Dam interests. As discussed above, the Company’s 2011 Revenue guidance is based on gross revenue and is before payment of $400 per gold equivalent ounce paid by the Company for each ounce under any of its stream agreements. Franco-Nevada Corporation 27

Overall, the Company estimates Revenue for 2011 to be between **$325 million** and **$350 million** using consensus commodity price assumptions of $1,400 gold, $1,750 platinum, $575 palladium and $80 oil. Included in the 2011 Revenue guidance are the stream ounces for Palmarejo and the Gold Wheaton assets which are estimated to be 135,000 to 155,000 gold equivalent ounces. Overall 2011 Revenue will be earned approximately **85%-90%** from precious metal assets. By comparison, 2010 Revenue would have been approximately $227 million had the Company accounted for its Palmarejo stream agreement on a gross revenue basis.

With the transition to IFRS, the Company expects its expenses to be significantly higher, specifically in the first quarter of 2011, as transaction costs associated with the acquisition of Gold Wheaton will be expensed under IFRS. In addition, 2011 cost of operations will include the $400 per gold equivalent ounce payable under the Company's stream agreements.

Acquisitions

Acquisitions are an integral part of the Company's growth strategy and the Company continues to add to its portfolio. The following is a summary of some of the newly acquired interests.

Gold Wheaton Gold Corp ("Gold Wheaton")

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX, representing approximately 34.5% of Gold Wheaton's outstanding common shares, for C$4.65 per share. The consideration was paid 100% in cash. On March 21, 2011, as part of the acquisition of the remaining common shares of Gold Wheaton, Quadra FNX's total consideration was topped up with cash such that the total consideration received by Quadra FNX was C$5.20 per share.

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton, that it did not already own, for a total consideration of C$5.20 per share paid in a combination of cash and common shares of Franco-Nevada.

Franco-Nevada issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

The preliminary purchase price allocation is subject to change and is summarized as follows:
(in thousands of US dollars):

Purchase Price:		
Cash consideration, including Quadra FNX block	$	566,811
Common shares issued		402,445
Purchase of Secured Notes		110,859
Warrants		47,466
Options		11,223
Common shares held in Gold Wheaton		8,971
	$	1,147,775
Net assets acquired:		
Working capital	$	143,652
Mineral interests		705,789
Note receivable		13,514
Investments		20,660
Unallocated purchase price		277,877
Current portion of long-term liabilities		(7,483)
Future income taxes		(6,234)
	$	1,147,775

On December 31, 2010, Franco-Nevada acquired 10% secured notes of Gold Wheaton (the "Senior Secured Notes") from Sprott Asset Management LP for and on behalf of certain funds and from SAMGENPAR Ltd. with an aggregate face value of C$100 million. The Senior Secured Notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the holder has the right to call the notes in the event of a change of control of Gold Wheaton. Notes with a face value of C$7 million remain outstanding to third parties following the acquisition of Gold Wheaton.

28 Franco-Nevada Corporation

Hager On September 28, 2010, the Company acquired for $14 million an undivided 25% interest in a 3.5% to 7.0% sliding scale net smelter returns (“NSR”) royalty, adjusted by a producer price-indexed gold price, on all production from the northwestern portion of Barrick’s Bald Mountain mine in Nevada. Agi Dagi On September 27, 2010, Franco-Nevada acquired a 2% NSR royalty on the Agi Dagi property owned by Alamos Gold Inc. (“Alamos”) for $9 million. The Agi Dagi property is located in the Canakkale Province of northwestern Turkey. The overall project contemplates the mining of two separate areas, Agi Dagi and Kirazli, with the Company’s NSR covering the Agi Dagi deposit. Alamos has announced plans to commence open pit mining at Kirazli in the first quarter of 2013, followed by Agi Dagi in the first quarter of 2014. Tonkin Springs On September 7, 2010, the Company acquired two royalties on production from the Tonkin Springs project in Eureka County, Nevada from Precambrian Exploration, Inc. (“PEx”). The first royalty is a 2% NSR over a block of mining claims staked by PEx and reserved to PEx in a deed agreement with a predecessor of U.S. Gold Corporation (“U.S. Gold”). The second royalty is a 1% independent royalty over a contiguous block of Lyle Campbell claims, now included in U.S. Gold’s Tonkin Springs Project. The purchase price was $1.35 million. White Pine Royalty On June 29, 2010, the Company acquired an undivided 100% leasehold interest in certain unpatented mining claims situated in White Pine County, Nevada for $8.5 million. The interest acquired included all royalties, leasehold interests, subleases and agreements held by the seller. More specifically the royalty interest acquired is a 1% - 5% sliding scale overriding gross production royalty from the unpatented mining claims which are a portion of the Bald Mountain mine operated by Barrick. The Company believes the ground to be highly prospective. There is currently no production from the claims covered by this royalty. Prosperity Gold Stream On May 12, 2010, the Company announced that it had entered into an agreement to acquire from Taseko Mines Limited (“Taseko”) a gold stream on its Prosperity copper-gold project located in British Columbia (the “Taseko Agreement”). Franco-Nevada agreed to provide a $350 million deposit and certain warrant consideration for the construction of Prosperity when the project was fully permitted and financed. In consideration for the deposit, Franco-Nevada would acquire from Taseko gold equivalent to 22% of the gold produced at Prosperity. In addition, Franco-Nevada would pay Taseko the lower of $400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the Taseko Agreement. On November 2, 2010, the Federal Minister of Environment announced that Taseko has not been granted federal authorizations to proceed “as proposed” with the Prosperity mine project. On February 21, 2011, Taseko submitted a new project description for Prosperity with the Government of Canada that preserves Fish Lake, addressing a key concern identified during the federal review process. Franco-Nevada’s financing commitment remains available to Taseko provided the project is fully permitted and financed prior to May 2012. Subika Royalty On January 22, 2010, the Company completed a plan of arrangement involving the Company, one of its wholly-owned subsidiaries and Moydow Mines International Inc. (“Moydow”) pursuant to which the Company acquired all of the outstanding shares of Moydow. The acquisition of Moydow was accounted for as a purchase of assets. Moydow held an 80% interest in a 2% NSR royalty on a portion of Newmont Mining Corporation’s Ahafo property in Ghana, known as Subika. In the fourth quarter of 2009, the Company acquired the 20% interest in the Ahafo royalty and upon closing of this plan of arrangement, the Company owns a 100% undivided interest in the 2% NSR. In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada common shares. Moydow options, upon their exercise, will be exerciseable into Franco-Nevada common shares on the same basis as the exchange of Moydow shares for Franco-Nevada common shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares upon the exercise of Moydow options. To date, 90,176 Moydow options have been exercised resulting in 4,294 common shares remaining reserved for issuance. Franco-Nevada Corporation 29

The allocation of the purchase price was as follows: (in thousands of US dollars) Purchase price: Common shares issued $ 44,909 Value of Moydow options 1,716 Transaction costs 332 Total purchase price $ 46,957 Purchase Price Allocation: Cash $ 1,881 Other receivables 5 Interest in mineral properties 61,018 Accounts payable (693) Tax basis step up (15,254) $ 46,957 Non-GAAP Financial Measures - Royalty Revenue, Free Cash Flow, Margin, EBITDA and Adjusted Net Income The Company has considered Royalty Revenue to be a more appropriate measure of the performance of its assets due to the significant impact of accounting for changes in the fair value of mineral interests that are accounted for as derivative assets. As a result, the Company has reported Royalty Revenue which the Company defines as cash received or receivable from operating assets earned in the period. Royalty Revenue does not include changes in the fair value of derivative assets or dividends earned from marketable investments but would include any cash received or receivable from any interest classified as a derivative asset. Going forward, the Company will no longer be using the non-GAAP measure “Royalty Revenue”. This term was introduced as a measure to better reflect financial performance of the Company’s assets as Revenue under GAAP included certain non-cash fair value adjustments. With the adoption of IFRS, the Company has chosen an accounting policy with respect to the Palmarejo and Hislop assets which allows historical cost accounting which will remove any fair value adjustments being included in Revenue under IFRS. The Company also discloses Free Cash Flow which is defined as operating income, excluding any changes in the fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty/stream interests. Free Cash Flow is provided as the Company believes it is a valuable indicator of the Company’s ability to generate liquidity from operating cash flows to fund future acquisitions and dividends. Margin is defined as Free Cash Flow as a percentage of Royalty Revenue. Earnings before income tax, interest income, interest expense and depletion and depreciation (“EBITDA”) is also presented and is defined by the Company as net income, excluding income tax expense, interest income and expense, impairments and fair value adjustments, and depletion and depreciation. Adjusted Net Income is another non-GAAP financial measure which management uses to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Adjusted Net Income excludes the following from net income: impairment charges related to interests, working interests, and investments; fair value changes for interests accounted for as derivative assets; foreign currency gains/losses; gains/losses on sale of investments; and the impact of taxes on all these items. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because impairment charges and fair value changes do not reflect the underlying operating performance of our royalty/stream business and are not necessarily indicative of future operating results. Further, foreign currency translation gains or losses are not necessarily reflective of the underlying operating results for the reporting periods presented. 30 Franco-Nevada Corporation

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-GAAP financial measures enables investors and analysts to better understand the underlying operating performance of our royalty/stream business through the eyes of management. Management periodically evaluates the components of these non-GAAP financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by analysts and other royalty/stream companies. Royalty Revenue, Free Cash-Flow, Margin, EBITDA and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently. (See “Non-GAAP Financial Measures - Reconciliation” below for additional information). Selected Financial Information Selected annual financial information derived from the Company’s financial statements is set out below: For the Year Ended For the Year Ended For the Year Ended December 31, 2010 December 31, 2009 December 31, 2008 Statement of Operations and Comprehensive Loss Total Revenue $ 233,326 $ 199,728 $ 151,041 Depletion and depreciation 92,612 88,945 87,525 Operating income 108,682 87,133 31,637 Net income 74,244 80,879 40,347 Basic earnings per share $ 0.65 $ 0.76 $ 0.41 Diluted earnings per share $ 0.64 $ 0.75 $ 0.41 Dividends declared per share C$ 0.30 C$ 0.28 C$ 0.24 Statement of Cash flows Net cash provided by operating activities, before changes in non-cash assets and liabilities 145,155 128,609 132,047 December 31, 2010 December 31, 2009 December 31, 2008 Balance Sheet Cash and cash equivalents $ 413,887 $ 122,649 $ 73,249 Short-term investments 133,814 377,480 141,576 Total assets 2,233,628 2,020,891 1,503,786 Future income tax liabilities 105,154 81,142 60,877 Total shareholders’ equity 2,102,100 1,930,268 1,433,599 Working capital 572,681 530,700 239,055 Debt Nil Nil Nil Franco-Nevada Corporation 31

Selected quarterly financial information derived from the Company's financial statements is set out below:

(Expressed in thousands of US dollars, except per share amounts)	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Royalty Revenue (1)	$ 69,416	$ 49,007	$ 45,188	$ 41,805	$ 44,291	$ 36,409	$ 32,887	$ 29,217
Total Revenue (2)	76,173	52,239	67,062	37,852	80,443	41,090	45,079	33,116
Cost and expenses	40,932	25,731	31,859	26,122	28,727	25,501	29,933	28,434
Operating income	35,241	26,508	35,203	11,730	51,716	15,589	15,146	4,682
Other income (expenses)	(5,167)	944	1,307	2,338	(9,830)	2,253	18,228	854
Net income	20,952	17,959	27,552	7,781	39,650	12,343	25,089	3,797
Basic earnings per share	$ 0.18	$ 0.16	$ 0.24	$ 0.07	$ 0.36	$ 0.11	$ 0.25	$ 0.04
Diluted earnings per share	$ 0.17	$ 0.16	$ 0.24	$ 0.07	$ 0.36	$ 0.11	$ 0.24	$ 0.04
Free Cash Flow (3)	62,924	44,578	40,193	37,057	39,024	32,479	27,919	24,885
Free Cash Flow (3) per share	$ 0.55	$ 0.39	$ 0.35	$ 0.33	$ 0.35	$ 0.29	$ 0.27	$ 0.25
Adjusted Net Income (4)	24,809	14,773	10,698	8,635	22,828	7,342	1,498	519
Adjusted Net Income (4) per share	$ 0.22	$ 0.13	$ 0.09	$ 0.08	$ 0.20	$ 0.07	$ 0.02	$ 0.01

(1) Royalty Revenue is defined by the Company as cash received or receivable from operating assets earned in the period.
(2) Includes fair value changes of derivative assets.
(3) Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests.
(4) Adjusted Net Income is defined by the Company as net income excluding impairment charges related to interests, working interests and investments, fair value changes for interests accounted for as derivative assets, foreign exchange gains/losses, gains/losses on sale of investments and the taxes associated with all these items.

2010 Compared to 2009

Financial Performance

Net income for the year ended December 31, 2010 was $74.2 million, or $0.65 per share, compared with $80.9 million, or $0.76 per share, for the year ended December 31, 2009. For the quarter ended December 31, 2010, net income was $21.0 million, or $0.18 per share, compared to net income of $39.7 million, or $0.36 per share, for the quarter ended December 31, 2009.

Net Income Reconciliation - 2009 to 2010

(Expressed in thousands of US dollars)



80,879
27,394
25,750
8,066
35,793
16,103
5,366
3,667
2,916
2,602
1,398
74,244
2009 Net Income
Mineral Royalty Revenue
Gain on sale of investments
Oil & Gas Royalty Revenue
Foreign exchange loss
Income tax expense
Impairments
Depletion and depreciation
Other Income
Other (net)
Stock-based compensation
2010 Net Income

32 Franco-Nevada Corporation

Royalty Revenue and Total Revenue The Company defines “Royalty Revenue” as cash received or receivable from royalty/stream assets earned during the period. “Total Revenue” includes Royalty Revenue, fair value adjustments on derivative assets and dividends from marketable securities. Fiscal 2010 saw continued strengthening of key commodity prices that underlie the Company’s portfolio with the most significant increases coming from PGMs. The spot price of gold increased by 25% from $1,121 an ounce on January 1, 2010 to $1,406 an ounce on December 31, 2010, reaching a high of $1,421 in November 2010. The spot prices of platinum and palladium increased by 17% and 89%, respectively, at January 1, 2010 compared with December 31, 2010. The volatility of the price of oil and natural gas continued through 2010 with an overall increasing trend for oil during 2010. Average Commodity Prices and Foreign Exchange Rates Quarterly Royalty Revenue by Commodity The Company earned record levels of Royalty Revenue, reaching $205.4 million in 2010 compared to $142.8 million in 2009, an increase of 44%. The increase was attributable to overall higher commodity prices in addition to the following: (i) Palmarejo, an asset that contributed twelve months of Royalty Revenue in 2010 compared to seven months in 2009; (ii) Goldstrike - NPI, due to higher production on grounds covered by the Company’s NPI royalty; (iii) Gold Quarry, due to a higher minimum royalty clause threshold in 2010 compared to 2009; and (iv) Holloway, due to full year of production in 2010 compared to only several months in 2009, all partially offset by a reduction in Goldstrike - NSR due to production moving off ground covered by the Company’s NSR royalty. Gold/oz (London PM fix) Platinum/oz (London PM fix) Palladium/oz (London PM fix) Oil/C$ bbl (Edmonton Light) Gas/C$ mcf (AECO-C) US$/C$ Fx Rate Quarter Ended December 31, 2009 Year Ended December 31, 2009 Quarter Ended December 31, 2010 Year Ended December 31, 2010 0.9465 0.8798 0.9874 $3.79 $4.34 $77 $349 $1,392 $1,102 $66 $263 $1,203 $972 $3.45 $81 $676 $1,696 $1,367 $1,609 $1,225 $526 $78 $3.81 0.9712 0 10 20 30 40 50 60 70 80 Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10 Q4 '10 ($ millions) Oil & Gas Other Minerals PGM Gold

Royalty Revenue Reconciliation - 2009 to 2010 (Expressed in thousands of US dollars) For the three months ended December 31, 2010, Royalty Revenue was $69.4 million compared with $44.3 million for the three months ended December 31, 2009 and $49.0 million for the three months ended September 30, 2010. The increase in Royalty Revenue over the comparable prior year is attributable to higher receipts from Gold Quarry as the minimum royalty provision was based on 16,657 gold ounces in 2010 compared with 14,432 gold ounces in 2009; the Goldstrike - NPI, as production moved onto ground covered by the Company’s royalty; Palmarejo due to higher gold prices and slightly higher production; Stillwater due to higher PGM prices; and Marigold due to higher gold prices, all partially offset by lower Royalty Revenue from the oil & gas division. Royalty Revenue for the 2010 year was earned 81% from precious metals (74% gold and 7% PGMs), 17% from oil & gas (14% oil and 3% gas) and 2% other minerals. This compares to 78% from precious metals (70% gold and 8% PGMs), 20% from oil & gas (14% oil and 6% gas) and 2% from other minerals earned in 2009. 142,804 25,742 12,747 8,066 6,577 3,896 2,956 2,403 2,336 1,884 1,517 5,512 205,416 2009 Palmarejo Goldstrike - NPI Oil & Gas Gold Quarry Holloway Stillwater Mt. Keith Other (net) Marigold Cerro San Pedro Goldstrike - NSR 2010

Royalty Revenue Composition

Year Ended December 31, 2009


D
C
B
A

A Gold-70%
B PGM-8%
C Other Minerals-2%
D Oil & Gas-20%

Year Ended December 31, 2010


D
C
B
A

A Gold-74%
B PGM-7%
C Other Minerals-2%
D Oil & Gas-17%

The charts below indicate the components of Royalty Revenue for the three and twelve months ended December 31, 2010, respectively, by royalty/stream type and highlights the sensitivity of the Company's Royalty Revenue to changes in the prices of the underlying commodities.

Royalty Revenue Components

Three months ended December 31, 2010


D E
C
B
A

A Revenue-based interests-59%
B Streams-20%
C Profit-based interests-17%
D Working interests-3%
E Other-1%

Year ended December 31, 2010


D E
C
B
A

A Revenue-based interests-53%
B Streams-22%
C Profit-based interests-19%
D Working interests-5%
E Other-1%

Franco-Nevada Corporation 35

Royalty Revenue and Total Revenue for the three and twelve months ended December 31, 2010 and 2009 was comprised of the following:

(Expressed in thousands of US dollars)

Property	Interest	Operator	Three Months ended December 31, 2010	Three Months ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2009
Gold						
Goldstrike - NSR	NSR 2-4%	Barrick Gold Corporation	$ 3,544	$ 3,841	$ 15,966	$ 21,478
Goldstrike - NPI	NPI 2.4-6%	Barrick Gold Corporation	9,600	2,489	33,215	20,468
Palmarejo	50% Gold Stream	Coeur d'Alene Mines Corp.	13,226	8,771	44,565	18,823
Gold Quarry	NSR 7.29%	Newmont Mining Corporation	16,418	7,790	20,422	13,845
Marigold	NSR 1.75-5%	Goldcorp Inc.	2,980	2,264	9,147	7,263
Admiral Hill	Other	Crescent Gold Limited	130	–	179	–
Bald Mountain	NSR 1-4%	Barrick Gold Corporation	702	801	1,566	2,056
Bronzewing	NSR 1%	Navigator Resources Limited	283	–	624	2
Cerro San Pedro	GR 1.95%	New Gold Inc.	1,388	1,014	3,762	2,245
Duketon	NSR 2%	Regis Resources Ltd.	641	–	641	–
East Location 45	GR 1.75%	Australian Mines Limited	1	215	225	340
Henty	ORR 1-10%	Unity Mining Limited	1,044	488	2,447	1,132
Hislop	NSR 4%	St. Andrew Goldfields Ltd.	348	–	1,188	–
Hollister	NSR 3-5%	Great Basin Gold Limited	496	–	1,124	1,555
Holloway	NSR 2-15%	St. Andrew Goldfields Ltd.	1,278	1,059	4,964	1,068
Holt	NSR 2-10%	St. Andrew Goldfields Ltd.	191	–	191	–
Mesquite	NSR 0.5-2%	New Gold Inc.	1,385	1,231	4,161	2,832
Mouska	GR 2%	IAMGOLD Corporation	751	214	814	910
Mt. Muro	NSR 3-7%	Straits Resources Limited	19	388	928	2,201
North Lanut	NSR 5%	Avocet Mining plc	703	400	2,310	1,763
Robinson	NSR/Other 0.225%/0.25%	Quadra FNX Mining Ltd.	897	1,294	1,175	1,946
South Kalgoorlie	1.75% NSR	Alacer Gold Corp.	334	–	784	191
Other	Various	Various	112	73	496	399
			56,471	32,332	150,894	100,517
PGMs						
Stillwater	NSR 5%	Stillwater Mining Company	3,863	3,068	13,091	10,135
Pandora	NPI 5%	Angloplat/Lonmin plc	472	–	959	1,696
			4,335	3,068	14,050	11,831
Other Minerals						
Mt. Keith	NPI 0.25%, NSR 0.375%	BHP Billiton Limited	1,076	744	3,123	720
Robinson	NSR/Other 0.225%/0.25%	Quadra FNX Mining Ltd.	218	212	747	512
Lounge Lizard	GR 2%	Kagara Ltd.	140	–	178	–
Commodore	Other	Millmerran Operating Company	–	(10)	(73)	242
Eagle Picher	Other	EP Minerals, LLC	93	52	354	281
Kasese	Other	Blue Earth Refineries	76	–	347	971
			1,603	998	4,676	2,726
Oil & Gas						
Edson	ORR 15%	Canadian Natural Resources Ltd.	1,835	2,452	12,104	8,208
Weyburn	ORR/WI 0.44%/1.11%	Cenovus Energy Inc.	2,164	2,667	10,368	8,317
Midale	ORR/WI 1.18%/1.59%	Apache Canada Ltd.	841	949	3,629	3,513
Other	Various	Various	2,167	1,825	9,695	7,692
			7,007	7,893	35,796	27,730
Royalty Revenue			$ 69,416	$ 44,291	$ 205,416	$ 142,804
Other Revenue						
Dividends and other	–		25	91	215	765
Change in fair value - Palmarejo	–		6,273	35,073	26,786	54,589
Change in fair value - Other	–		459	988	909	1,570
			6,757	36,152	27,910	56,924
Total Revenue			$ 76,173	$ 80,443	$ 233,326	$ 199,728

36 Franco-Nevada Corporation

Breakdown of Royalty Revenue Royalty Revenue continues to be earned from royalty/stream interests in geographically secure countries with 98% of Royalty Revenues earned in the year ended December 31, 2010 being generated from assets located in North America and Australia. Royalty Revenue by Country - Year Ended December 31, 2010 Total Revenue for the three and twelve months ended December 31, 2010 was $76.2 million and $233.3 million, respectively. The Company recorded fair value gains of $6.7 million and $27.7 million for the three and twelve months ended December 31, 2010, respectively, related to mineral interests accounted for as derivative assets. Minimum payment provisions included in a royalty/stream interest agreement are required to be adjusted to fair value at each reporting date, taking into account the change in gold forward prices, actual payments received under the minimum provisions and any adjustments in the discount rates. The Company reports these fair value changes as part of Total Revenue but the changes in fair value are not included in Royalty Revenue. Three months ended December 31, 2010 Year ended December 31, 2010 A Palmarejo-22% B Goldstrike - NPI-16% C Gold Other-12% D Gold Quarry-10% E Goldstrike - NSR-8% F Marigold-4% G Mesquite-2% H Stillwater-7% I Other Minerals-2% J Weyburn-5% K Edson-6% L Midale-2% M O&G Other-4% A Gold Quarry-24% B Palmarejo-19% C Gold Other-13% D Goldstrike - NPI-14% E Goldstrike - NSR-5% F Marigold-4% G Mesquite-2% H Bald Mountain-1% I Stillwater-6% J Other Minerals-2% K Edson-3% L Weyburn-3% M Midale-1% N O&G Other-3% A US-49% B Mexico-24% C Canada-21% D Australia-4% E Other-2% Franco-Nevada Corporation 37

Dividend income from equity investments classified as "available-for-sale" was $0.03 million and $0.2 million for the three and twelve months ended December 31, 2010, respectively, compared with $0.1 million and $0.8 million earned in the three and twelve months ended December 31, 2009, respectively.

Costs and Expenses

Costs of operations, which comprise oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $8.0 million for the year ended December 31, 2010 compared with $6.6 million for the year ended December 31, 2009. The increase of $1.4 million is attributable to higher oil & gas production taxes and operating costs ($0.6 million) due to higher oil & gas revenue in 2010 than 2009 and higher net proceeds taxes in Nevada ($0.6 million) and Montana ($0.2 million) due to increased revenues earned from Goldstrike - NPI and Stillwater in 2010 compared with 2009. For the quarter ended December 31, 2010, costs of operations were $4.2 million compared with $1.9 million for the comparable period in 2009. The increase is due to higher oil & gas production taxes and operating costs ($1.6 million) and higher Nevada net proceeds taxes ($0.7 million) as Goldstrike - NPI and Gold Quarry revenues were higher in the fourth quarter of 2010 than the fourth quarter of 2009.

For the year ended December 31, 2010, ***general and administrative*** expenses remained relatively unchanged from 2009 at $10.4 million. For the three months ended December 31, 2010, general and administrative expenses were $2.8 million compared with $2.4 million for the same period of 2009. The increase is due to higher salaries ($0.4 million), professional fees ($0.2 million), office expenses ($0.2 million) and public filing fees ($0.1 million), all partially offset by lower capital taxes ($0.5 million).

Business development expenses were $2.5 million for 2010 compared with $2.2 million for 2009. The increase is attributable to expenses incurred on the Prosperity gold stream transaction and to an unsuccessful takeover bid. For the three months ended December 31, 2010 and 2009, business development expenses were $1.0 million and $1.0 million, respectively.

For the year ended December 31, 2010, ***depletion*** ($91.9 million) and ***depreciation*** ($0.7 million) totaled $92.6 million. For the year ended December 31, 2009, depletion ($88.2 million) and depreciation ($0.8 million) totaled $89.0 million. The increase in depletion of $3.7 million is primarily due to higher depletion on oil & gas royalty interests ($7.3 million), Mount Keith ($1.1 million), North Lanut ($1.1 million) and Holloway/Stock ($1.0 million) all due to higher production in 2010 when compared to 2009. The additional depletion was partially offset by Goldstrike - NSR ($2.7 million) and Stillwater ($2.4 million) due to lower production from Goldstrike - NSR and higher average PGM prices in 2010 used in the depletion calculation for Stillwater.

Depletion and Depreciation Reconciliation - 2009 to 2010


88,945
7,333
1,260
1,068
986
480
2,664
2,421
422
685
532
93,348
2009
Oil & Gas
Mount Keith
North Lanut
Holloway/Stock
Other (net)
Goldstrike
Stillwater
Bald Mtn
Mount Muro
Hollister
2010

38 Franco-Nevada Corporation

For the quarter ended December 31, 2010, depletion ($27.0 million) and depreciation ($0.2 million) totaled $27.2 million, compared to depletion ($22.0 million) and depreciation ($0.2 million) totaling $22.2 million for the comparable period of the prior year. The increase in depletion of $5.0 million was due to increased royalty receipts from the Goldstrike - NPI and Gold Quarry. During the year ended December 31, 2010, the Company wrote down the value of certain mineral interests in exploration properties by $4.1 million to reflect the fair values due to the expiry and/or relinquishment of certain exploration licenses and/or ground. In addition, the Company wrote down the carrying value of certain of its available-for-sale investments by $1.5 million (2009 - $0.2 million) to fair value to reflect other-than-temporary declines in value. Stock-based compensation expense of $1.6 million and $5.5 million was recognized for the three months and year ended December 31, 2010, respectively, which represents the amortization of the fair value of stock options and restricted share units granted to directors and management. For the three months and year ended December 31, 2009, stock-based compensation was $1.1 million and $4.2 million, respectively. Non-GAAP Financial Measures - Reconciliation Royalty Revenue, Free Cash Flow and EBITDA are non-GAAP financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash flows to fund future acquisitions and dividends. Going forward the Company will be replacing the non-GAAP measure “Royalty Revenue” with Revenue to incorporate the contributions to be provided by the acquisition of Gold Wheaton’s stream agreements, as well as the Palmarejo stream. (See Non-GAAP Financial Measures - Royalty Revenue and Free Cash Flow above for definitions). Management believes that Free Cash Flow and Free Cash Flow as a percentage of Royalty Revenue, which the Company refers to as Margin, EBITDA and EBITDA as a percentage of Royalty Revenue, and Adjusted Net Income and Adjusted Net Income per Share are useful measures of the performance of our portfolio. Free Cash Flow and EBITDA, as defined, are most directly comparable to operating income in the Statement of Operations and Other Comprehensive Income. For the year ended December 31, 2010, Free Cash Flow was $184.8 million, or 90% of Royalty Revenue, compared to $124.3 million, or 87% of Royalty Revenue, for the prior year. For the three months ended December 31, 2010, Free Cash Flow was $62.9 million, or 91% of Royalty Revenue, compared to $39.0 million, or 88% of Royalty Revenue, for the comparable period of the prior year. For the year ended December 31, 2010, EBITDA was $177.0 million, or $1.55 per share, compared with $130.9 million, or $1.23 per share, for the prior year. For the three months ended December 31, 2010, EBITDA was $55.8 million, or $0.49 per share, compared with $27.7 million, or $0.25 per share, for the comparable period of the prior year. For the year ended December 31, 2010, Adjusted Net Income was $58.9 million, or $0.52 per share, compared with $32.0 million, or $0.30 per share, for the year ended December 31, 2009. For the three months ended December 31, 2010, Adjusted Net Income was $24.8 million, or $0.22 per share, compared with $22.8 million, or $0.20 per share, for the comparable period of the prior year.

Below are reconciliations of Royalty Revenue to Total Revenue, Free Cash Flow to operating income, EBITDA to net income, Adjusted Net Income to net income, and the calculation of per share amounts for the years ended December 31, 2010 and 2009 and for the three month periods ended December 31, 2010 and 2009: (Expressed in thousands except per share amounts) Three Months Ended Year Ended December 31, 2010 December 31, 2009 December 31, 2010 December 31, 2009 Royalty Revenue Total Revenue $76,173 $80,443 $233,326 $199,728 Change in fair value - Palmarejo (6,273) (35,073) (26,786) (54,589) Change in fair value - Other (459) (988) (909) (1,570) Dividends (25) (91) (215) (765) Royalty Revenue $69,416 $44,291 $205,416 $142,804 Free Cash Flow Operating income $35,241 $51,716 $108,682 $87,133 Depletion and depreciation 27,232 22,229 92,612 88,945 Stock-based compensation 1,578 1,140 5,548 4,150 Write-downs on investments 1,481 – 1,481 239 Write-downs on mineral royalty interests 4,124 – 4,124 – Change in fair value - Derivative assets (6,732) (36,061) (27,695) (56,159) Free Cash Flow $62,924 $39,024 $184,752 $124,308 Margin (Free Cash Flow as a % of Royalty Revenue) 91% 88% 90% 87% Basic Weighted Average Shares Outstanding 114,492 112,117 113,986 106,683 Free Cash Flow per share $0.55 $0.35 $1.62 $1.16 EBITDA Net income $20,952 $39,650 $74,244 $80,879 Interest income (963) (647) (3,891) (1,887) Interest expense 624 336 2,263 1,137 Income tax provision 9,124 2,236 33,862 17,759 Depletion and depreciation 27,232 22,229 92,612 88,945 Write-down on investments 1,481 – 1,481 239 Write-downs on mineral royalty interests 4,124 – 4,124 – Change in fair value - derivative assets (6,732) (36,061) (27,695) (56,159) EBITDA $55,842 $27,743 $177,000 $130,913 EBITDA per share $0.49 $0.25 $1.55 $1.23 Adjusted Net Income Net income $20,952 $39,650 $74,244 $80,879 Foreign exchange loss (gain), net of income tax 5,470 9,125 21,861 (6,583) Write-down on investments, net of income tax 1,271 – 1,271 206 Write-down on mineral royalty interests, net of income tax 2,895 – 2,895 – Gain on sale of investments, net of income tax (1,059) – (21,953) (380) Other income, net of income tax – – – (1,708) Gain in fair value of royalties accounted for as derivative assets, net of income tax (4,720) (25,947) (19,401) (40,430) Adjusted Net Income $24,809 $22,828 $58,917 $31,984 Adjusted Net Income per share $0.22 $0.20 0.52 $0.30

Interest Income For the year ended December 31, 2010, the Company earned interest income of $3.9 million compared with $1.9 million for the same period in 2009. The increase is due primarily to higher cash balances being invested throughout 2010 when compared to 2009. For the three months ended December 31, 2010, the Company earned interest income of $1.0 million compared with $0.6 million for the same period in 2009, from the investment of its free cash flows and proceeds from equity financings, in cash, cash equivalents and short-term investments. The increase is mainly attributable to higher cash balances being invested during the three months ended December 31, 2010 than in the comparable prior period. Interest Expense For the year ended December 31, 2010, interest expense and other was $2.3 million compared with $1.1 million for the year ended December 31, 2009, which was comprised of $1.0 million of standby fees related to a credit facility (2009 - $0.5 million) and $1.3 million of amortization of deferred credit facility costs (2009 - $0.6 million). The standby fee on the credit facility was calculated as 0.5625% per annum on the entire $175 million undrawn balance for the year ended December 31, 2010. In January 2010, the Company amended its credit facility which increased the balance to $175 million and standby charges will vary from 0.5625% to 0.750% depending on the Company’s leverage ratio. For the quarter ended December 31, 2010, the Company incurred interest expense and other of $0.6 million (2009 - $0.3 million) which was comprised of $0.3 million of standby fees on the credit facility (2009 - $0.1 million) and $0.3 million of amortization of costs related to the credit facility (2009 - 0.2 million). Gain on sale of investments During the three months and year ended December 31, 2010, the Company disposed of certain available-for-sale investments. Total gross proceeds for all investments sold was $1.9 million and $71.7 million for the three months and year ended December 31, 2010, respectively, and gains on sale of investments of $1.2 million and $25.6 million, respectively, were recorded in the statements of operations and comprehensive income. Foreign Exchange The Company raises capital through the Canadian equity markets and invests these proceeds, as well as its free cash flows, in both Canadian denominated and US denominated instruments with varying maturities which do not typically exceed 365 days. These instruments are held by the Company (i.e. the Canadian parent entity) and may result in unrealized foreign exchange gains and losses being recognized upon the translation of the US denominated instruments and realized foreign exchange gains and losses upon maturity and/or disposal of US denominated instruments held by the Canadian entity. As the Canadian dollar strengthened during the year, this gave rise to significant foreign exchange losses being recorded on US dollar denominated cash, cash equivalents and short-term investments held in our Canadian parent entity. Unrealized foreign exchange losses were also recorded on the Palmarejo gold stream as it is a US denominated asset held in the Mexican entity. In addition, the Company (i.e. the Canadian parent entity) holds intercompany debt which may be impacted by foreign currency fluctuations of the Canadian dollar relative to the US dollar and Mexican peso. These fluctuations may result in realized foreign exchange gains and losses upon repayment of any intercompany debt. During the year ended December 31, 2010, as a result of the strengthening of the Canadian dollar relative to the US dollar, the Company recorded a net foreign exchange loss of $28.0 million (2009 - gain of $7.8 million) which is primarily due to realized foreign exchange losses on the disposition and/or maturity of certain US denominated treasury bills and unrealized foreign exchange losses on the translation of certain US denominated assets all held in the Canadian parent entity. During the three months ended December 31, 2010, as a result of the volatility of the Canadian dollar relative to the US dollar during the quarter, the Company recorded a net foreign exchange loss of $6.8 million (2009 - $10.9 million) which is attributable to unrealized foreign exchange losses on the translation of certain US denominated assets in the Canadian parent company and realized foreign exchange losses on the disposition and/or maturity of certain US denominated investments.

Income Taxes For the year ended December 31, 2010, the Company had an income tax expense of $33.9 million which was comprised of a current income tax expense on $28.5 million from the Company’s Canadian, Mexican, Australian and US entities and a future income tax expense of $5.3 million from the Company’s Mexican and US entities partially offset by future income tax recoveries associated with the Company’s Canadian and Australian entities. For the year ended December 31, 2009, the Company had an income tax expense of $17.8 million which was comprised of a current income tax expense of $6.9 million from the Company’s Canadian and US entities and a future income tax expense of $10.9 million from the Company’s Mexican, Canadian, Australian and US entities. The increase in the income tax expense is due to higher income being earned in Mexico and the US in 2010 when compared to 2009. For the quarter ended December 31, 2010, the Company had an income tax expense of $9.1 million. This is comprised of a current income tax expense of $11.7 million from the Company’s US, Mexican and Australian entities partially offset by an income tax recovery from the Canadian operations and a net future income tax recovery of $2.6 million from the Company’s Canadian, US, Mexican and Australian entities. For the quarter ended December 31, 2009, the Company had an income tax expense of $2.2 million. This was comprised of a current income tax expense of $4.9 million from the Company’s US entity offset by an income tax of $1.4 million from the Canadian operations and a net future income tax recovery of $1.3 million from the Company’s Canadian and US entities offset by a future income tax expense from the Mexican operations. The increase in the income tax expense is attributable to higher income being earned in Mexico and the US in the fourth quarter of 2010 compared to the same period in 2009. Financial Position, Liquidity and Capital Resources Operating Cash Flow Cash provided by operating activities before changes in non-cash assets and liabilities was $37.9 million and $145.2 million for the three months and year ended December 31, 2010, respectively. For the three months and year ended December 31, 2009, cash provided by operating activities before changes in non-cash assets and liabilities was $42.7 million and $128.6 million, respectively. Financing Activities The Company amended its revolving credit facility (the “Amended Credit Facility”) during the year ended December 31, 2010, which provided for the availability over a three-year period of up to $175 million, or the Canadian dollar equivalent, in borrowings. The Company incurred $1.6 million of issuance costs, which along with the remaining unamortized balance of $0.9 million related to the original revolving credit facility, will be deferred or continue to be deferred and together will be amortized over the term of the Amended Credit Facility. During 2010, the Company issued 1.7 million shares as part of the acquisition of the Subika royalty, as described above in Acquisitions. In addition, 0.3 million shares were issued upon the exercise of 0.3 million special warrants granted in connection with the acquisition of the Palmarejo stream. During the year ended December 31, 2010, the Company declared dividends representing C$0.30 per share (2009 - C$0.28 per share), or $41.9 million (2009 - $28.2 million). On June 16, 2009, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the “2009 Units”) at C$32.20 per 2009 Unit (the “2009 Offering”). Each 2009 Unit consists of one common share and one half of one common share purchase warrants (the “2017 Warrant”). Each whole 2017 Warrant entitles the holder to purchase one common share at a price of C$75.00 at any time before June 16, 2017. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2009 Units. The net proceeds to the Company were $313,285 (C$354,875) after deducting underwriters’ commission and offering expenses of $13,615 (C$15,425). The Company has allocated the net proceeds of the offering between the common shares and the 2017 Warrants based upon their relative fair values on the closing date of the 2009 Offering with the 2017 Warrants being reflected in contributed surplus. The fair value of the 2017 Warrants was determined to be C$4.66 per whole 2017 Warrant based on the closing price of the 2017 Warrants on the TSX Stock Exchange on June 16, 2009, the first day of trading of the 2017 Warrants.

Investing Activities The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds. As at December 31, 2010, the investments had various maturities upon acquisition of between 11 and 366 days. Accordingly, on the December 31, 2010 consolidated balance sheet, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”. For a description of the Company’s recent royalty/stream acquisitions, see Acquisitions above. Cash Resources and Liquidity As at December 31, 2010, the Company had cash, cash equivalents and short-term investments totaling $547.7 million (2009 - $500.1 million). In addition, the Company held available-for-sale investments at year end with a combined value of $182.1 million, of which $40.4 million relate to quoted securities that are readily marketable. Working capital at December 31, 2010 was $572.7 million compared with $530.7 million as at December 31, 2009. The Company’s near-term cash requirements include or included the cash component of the Gold Wheaton acquisition of $266.0 million, the acquisition of the Quadra FNX block of $295.5 million, general and administrative expenses, certain costs of operations and income taxes directly related to the recognition of royalty revenues and monthly dividends. As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s Amended Credit Facility. The Company believes that its current cash resources, in addition to its available Amended Credit Facility, and future cash flows will be sufficient to cover the cost of the Gold Wheaton acquisition, general and administrative expenses, costs of operations and dividend payments. On March 11, 2011, the Company drew down C$160.0 million under its Amended Credit Facility to fund the acquisition of Gold Wheaton. The Company repaid the drawn amount plus accrued interest in two separate tranches on March 16, 2011 and March 17, 2011, respectively. The interest rate applicable was 4.25% per annum. Capital Resources As of March 24, 2011, the Company has the entire amount of $175 million, or its Canadian dollar equivalent, available under an Amended Credit Facility. Advances under the Amended Credit Facility bear interest depending upon the currency of the advance and the Company’s leverage ratio. As of March 24, 2011, US and Canadian dollar advances under the facility would bear interest rates of 4.50% and 4.25%, respectively. The Company is required to pay an annual standby fee of 0.5625%, which is paid quarterly, of the unutilized portion of the facility. For the three months and year ended December 31, 2010, standby fees of $0.3 million and $1.0 million, respectively, were incurred and paid. On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton, that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company. The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options. See Acquisitions above.

Critical Accounting Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates. Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties. These estimates affect revenue recognition, depletion of interests in mineral and oil & gas properties and the assessment of recoverability of the interests in mineral and oil & gas properties. Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company. Revenue Royalty/stream and oil & gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty/stream and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty/stream and oil & gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are declared. The Company records changes in the market value of its derivative financial assets based upon changes in gold forward curve prices and changes in discount rate when it is determined that adjustments to the discount rate are appropriate. Depletion of Interests in Mineral Properties Acquisition costs of production stage royalty/stream interests are depleted using the units-of-production method over the life of the property to which the royalty/stream interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil & gas properties. Asset Impairment The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant prolonged changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable. The recoverability of royalty/stream interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated discounted future cash flows. Income Taxes The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a future income tax net asset or liability as of the end of the period, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company’s future income tax net liabilities may include certain future tax benefits. The Company records a valuation allowance against any portion of those future income tax assets when it believes, based on the weight of available evidence, it is more likely than not that any portion of the future income tax net asset will not be realized.

Stock-Based Compensation The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award. Compensation expense for stock options is determined based on estimated fair values of the options at the time of grant. The fair values of the stock options granted during the year ended December 31, 2010 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions: a dividend yield of 0.953% (2009 - 0.951%), an expected volatility of 54.52% (2009 - 64.98%), a risk-free rate of 2.53% (2009 - 1.83%) and an expected average option life of 4 years (2009 - 4 years). International Financial Reporting Standards (“IFRS”) The Company is in the process of converting its basis of accounting from GAAP to IFRS effective for the first quarter report in 2011. The transition date of January 1, 2010 requires the conversion, for comparative purposes, of the previously reported balance sheets as at December 31, 2009 and December 31, 2010 and the interim and annual consolidated statements of operations, comprehensive income and cash flows for 2010 from GAAP to IFRS. IFRS accounting standards, and the interpretation thereof, are constantly evolving. Accordingly, there may be new or revised IFRS accounting standards prior to the issuance of the Company’s first IFRS financial statements that could affect the Company’s accounting policy choices, elections taken and quantitative impact of adopting IFRS. In this MD&A, the Company is providing an update on its conversion process, a summary of the IFRS 1, First-time Adoption of International Financial Reporting Standards, (“IFRS 1”) elections that are applicable to the Company and a summary of the significant GAAP - IFRS differences identified. During the fourth quarter of 2010, the Company continued the advancement of its IFRS conversion project which included the completion of a detailed review of several IFRS standards which are expected to impact the Company, a detailed review of the Company’s mineral contracts, the documentation of key areas expected to impact the Company’s IFRS adoption and the on-going training of finance personnel and information sessions for executive management and directors. Position papers on functional currency, foreign exchange, mineral royalty interests, oil & gas royalty interests, share-based payments, impairments and income taxes were drafted for review by the executive management team and for discussion with the Audit and Risk Committee. The quantitative analysis of the Company’s potential opening balance sheet adjustments was advanced and the analysis and calculations continue to be on-going. The Company has reviewed the impact of IFRS on its systems, processes and controls. No significant impacts were identified in relation to its information systems or day-to-day accounting processes. The Company is reviewing its disclosure controls and procedures and will update these as required to ensure that they are appropriate for reporting under IFRS. In addition, various training sessions have been carried out for those employees impacted by the transition to IFRS, with further training to be provided as required prior to changeover in 2011.

IFRS 1 Exemptions from Full Retrospective Application Our transition to IFRS follows IFRS 1, which offers the possibility to utilize certain exemptions from full retrospective implementation of IFRS. We completed our evaluation of the IFRS 1 elections in the areas of cumulative translation differences, fair value as deemed cost, share-based payments, deemed cost under oil & gas assets accounted for under full cost accounting and business combinations. A summary of these transitional exemptions is given below: a) Cumulative translation differences IFRS 1 provides the option to reclassify the cumulative translation account within AOCI to retained earnings as of the date of transition to IFRS as an alternative to establishing a retrospective cumulative translation difference under the principles of IAS 21. The Company will utilize this exemption and reallocate a cumulative translation adjustment loss of approximately $23.8 million to retained earnings. b) Fair value as deemed cost IFRS 1 provides the option to record certain assets at fair value on transition or at an earlier date as an alternative to full retrospective application of IFRS in accounting for the asset. The option is available on an individual asset by asset basis. The Company continues to evaluate this election and anticipates recording declines on certain mineral interests upon the transition to IFRS. c) Share-based payments IFRS 1 provides the option to adjust the share-based payments and related expense only to those instruments that have not yet vested as at the transition date. Share-based payments that vested prior to the transition date do not get retrospective application of IFRS 1. The Company will not utilize this election as retroactive application of the IFRS stock-based payments standard is not expected to result in a material adjustment to the Company’s opening balance sheet. d) Deemed cost of oil & gas assets IFRS 1 provides for the option to use amounts determined under GAAP as deemed cost on the date of transition to IFRS when, under GAAP, they are accounted for under full cost accounting methodology. The Company will utilize this election which is not expected to result in a material adjustment to the Company’s opening balance sheet. e) Business combinations IFRS 1 provides for the option to maintain the accounting treatment of business combinations that occurred prior to the transition date of January 1, 2010 as opposed to retroactively applying IFRS 3 to those transactions. The Company has elected to utilize the option with the impact of this policy decision being that all prior business combinations will continue to be accounted for as they originally were under GAAP. IFRS - GAAP difference The IFRS - GAAP differences identified which may significantly impact the Company are outlined below: a) Income taxes Under GAAP, deferred income taxes associated with an asset acquisition are capitalized to the asset at the date of acquisition with any changes in the liability being included in the statement of operations at each reporting period. Under IFRS, future income taxes are not recorded on an asset acquisition and are treated as a permanent difference. The Company has several transactions which are affected by this IFRS - GAAP difference. One of these transactions includes the acquisition of a portfolio of royalty interests in December 2007 which was accounted for as an asset acquisition. Under GAAP, a deferred tax step up of approximately $76 million was recorded upon the closing. With the adoption of IFRS, the tax step up will be reversed. The reversal of the tax step up impacts the carrying values of some of the Company’s mineral and oil & gas interests which will impact the calculation of previous and future depletion of those assets under the units-of-production method. It is not expected that the difference in depletion under IFRS compared to GAAP will be material to the Company.

b) Impairment Under GAAP, long-lived asset impairment testing is done using a two-step approach whereby when a triggering event is identified, long-lived assets are first tested for recoverability based on the undiscounted cash flows they are expected to generate. If the undiscounted cash-flow expected to be generated is higher than the carrying amount, then no impairment charge is required to be recorded. If the undiscounted cash flows are lower than the carrying amount of the asset, the asset is written down to its estimated fair value. Under IFRS, impairment testing is done using a one-step approach for both testing and measurement of impairment when a triggering event is identified, with asset carrying amounts compared directly with the recoverable amount, which is the higher of fair value less costs to sell and value in use (which uses discounted cash flows). This may result in more frequent write-downs where carrying amounts of assets were previously supported under GAAP on an undiscounted cash flow basis. However, the extent of any asset write-downs may be partially offset by the requirement under IFRS to reverse any previous impairment losses where circumstances have changed such that the impairments have reduced. GAAP currently prohibits the reversal of impairment losses. c) Stock-based Compensation Under GAAP, the Company records forfeitures when they occur. Under IFRS, the Company will be required to estimate forfeiture rates at the date of grant. Estimating a forfeiture rate at the grant date may change the stock-based compensation expense previously recorded under GAAP. In addition, the Company must follow the graded method of recording stock-based compensation expense as opposed to the straight-line method under GAAP. The impact of this IFRS - GAAP difference is expected to result in a more heavily weighted stock-based compensation expense in the early years from the date of grant. In addition, the Company expects an increase in its stock-based compensation expense resulting from the recognition of some share-based instruments, such as restricted share units, that did not meet the recognition criteria at grant date under GAAP but would meet the recognition criteria at grant date under IFRS. The impact of this accounting difference is not expected to be material to the Company. d) Business Combinations Under IFRS, business combinations are valued at closing date and transaction costs are expensed. Under GAAP, business combinations are valued at announcement date and transaction costs are incorporated into the purchase price consideration. With the acquisition of Gold Wheaton in March 2011, the impact of this IFRS - GAAP difference will result in a higher value of the transaction to allocate to net assets acquired and significant transaction costs being expensed in the first quarter of 2011. e) Functional Currency Upon adopting IFRS, one of the Company’s wholly-owned subsidiaries is expected to change the functional currency from local currency to that of the US dollar, the Company’s reporting currency. This will result in changes to foreign exchange gains and losses being included in the determination of net income under IFRS as opposed to being included in the Company’s CTA account as currently reported under GAAP. Conversion Plan Update For the first quarter of 2011, the Company will focus on finalizing its opening balance sheet as at January 1, 2010, a balance sheet as at December 31, 2010 and the 2010 comparative statements of operations and cash flows under IFRS. In addition, an audit will be completed on the opening balance sheet by the Company’s auditor.

Outstanding Share Data As of March 24, 2011, there were 126,252,243 common shares outstanding. In addition, there were 2,717,500 stock options under the Plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$33.20 per share. The Company also has remaining reserved 4,294 common shares for issuance to former Moydow option holders upon the exercise of their outstanding Moydow options at prices of C$6.99 for each Franco-Nevada common share. The Company also has 11,499,999 warrants and 101,539 restricted share units outstanding as at March 24, 2011. 5,749,999 warrants have an exercise price of C$32.00 per share and an expiry date of March 13, 2012 and 5,750,000 warrants have an exercise price of C$75.00 per share and an expiry date of June 16, 2017. In addition, the Company issued one special warrant to Taseko pursuant to the Taseko Agreement, as described in Acquisitions above, which is exchangeable, once the project is fully permitted and financed, into two million purchase share warrants with an exercise price of C$75.00 per share and an expiry date of June 16, 2007. With the acquisition of Gold Wheaton, the Company has also reserved for issuance 707,358 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 to C$6.00 for 0.1556 of a Franco-Nevada common share, and 6,126,750 common shares in connection with warrants that were outstanding upon closing. 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00, 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 and 6,250,000 warrants (972,500 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00. Holders of these warrants, which are now warrants of the Company’s whollyowned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash. Risk Factors The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company. This discussion, by its nature, is not all-inclusive. It is not a guarantee that other factors will or will not affect the Company in the future. For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” sections of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com. Fluctuation in Mineral Prices Mineral prices have fluctuated widely in recent years. The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. Significance of the Goldstrike Royalties and Palmarejo Gold Stream The Goldstrike royalties and the Palmarejo gold stream are significant to the Company. As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations. The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2010, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the US dollar. Internal Control over Financial Reporting and Disclosure Controls and Procedures Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represent in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change. For the three months and year ended December 31, 2010, there have been no significant changes to the internal control over financial reporting and no change in the assessment of the effectiveness of the Company’s disclosure controls and procedures. Accordingly, the CEO and CFO have concluded that the design and operation were effective as of the end of the period covered by this report and have concluded that they are effective at a reasonable assurance level. Franco-Nevada Corporation 49

Management’s Responsibility for Financial Information The accompanying consolidated financial statements and all other financial information included in this report have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgements. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. Franco-Nevada maintains adequate systems of internal accounting and administrative controls, consistent with reasonable costs. Such systems are designed to provide reasonable assurance that the Company’s assets are appropriately accounted for and adequately safeguarded, and that financial information is relevant and reliable. The Board of Directors, through its Audit and Risk Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the audited consolidated financial statements and the accompanying management’s discussion and analysis of financial results. The Audit and Risk Committee is composed of three non-management, independent directors and meets periodically with management and the independent auditors to review internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that all parties are properly discharging their responsibilities. The Audit and Risk Committee also reviews the consolidated financial statements, the management’s discussion and analysis of financial results, the independent auditor’s report and examines and approves the fees and expenses for audit services and considers and recommends to shareholders, the engagement or reappointment of the external auditors. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The consolidated financial statements have been audited, on behalf of the shareholders, by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit and Risk Committee. David Harquail Sandip Rana Chief Executive Officer Chief Financial Officer March 24, 2011 Franco-Nevada Corporation 50

Independent Auditor’s Report To the Shareholders of Franco-Nevada Corporation We have audited the accompanying consolidated financial statements of Franco-Nevada Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes including a summary of significant accounting policies. Management’s responsibility for the consolidated financial statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Franco-Nevada Corporation as at December 31, 2010 and 2009 and its results of operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Chartered Accountants, Licensed Public Accountants March 24, 2011 Franco-Nevada Corporation 51

Franco-Nevada Corporation Consolidated Balance Sheets (in thousands of US dollars, except share amounts) December 31, December 31, 2010 2009 Assets Cash and cash equivalents (Note 3) $ 413,887 $ 122,649 Short-term investments (Note 4) 133,814 377,480 Receivables 47,386 26,789 Prepaid expenses and other 3,968 13,263 Current assets 599,055 540,181 Interests in mineral properties, net (Note 5) 1,055,688 958,160 Interests in oil & gas properties, net (Note 6) 371,411 390,540 Investments (Note 4) 182,131 106,575 Future income taxes (Note 11) 16,901 19,305 Other 8,442 6,130 Total assets $ 2,233,628 $ 2,020,891 LIABILITIES Accounts payable and accrued liabilities $ 26,374 $ 9,481 Current liabilities 26,374 9,481 Future income taxes (Note 11) 105,154 81,142 Total liabilities 131,528 90,623 SHAREHOLDERS’ EQUITY (Note 12) Common shares, unlimited common shares authorized without par value; issued and outstanding 114,528,108 common shares at December 31, 2010 (112,123,500 at December 31, 2009) 1,911,218 1,848,923 Contributed surplus 56,570 51,975 Retained earnings 70,451 38,135 Accumulated other comprehensive income (loss) 63,861 (8,765) Total shareholders’ equity 2,102,100 1,930,268 Total liabilities and shareholders’ equity $ 2,233,628 $ 2,020,891 Commitments (Note 15) Subsequent Events (Note 16) See accompanying notes to consolidated financial statements Approved by the Board of Directors Pierre Lassonde Randall Oliphant Director Director Franco-Nevada Corporation 52

Franco-Nevada Corporation Consolidated Statements of Operations and Other Comprehensive Income (in thousands of US dollars, except share amounts) For the Years Ended December 31, 2010 2009 Revenue Mineral royalties $ 123,645 $ 96,251 Oil & gas royalties and working interests 35,796 27,730 Change in fair value - Palmarejo (Note 7(a)) 71,351 73,412 Change in fair value - Other (Note 7(b)) 2,319 1,570 Dividends 215 765 Total revenue 233,326 199,728 Costs and expenses Costs of operations 8,005 6,637 General and administrative 10,364 10,381 Business development 2,510 2,243 Depreciation and depletion 92,612 88,945 Write-down on investments 1,481 239 Write-down on mineral interest 4,124 – Stock-based compensation expense (Note 12(b)) 5,548 4,150 Total costs and expenses 124,644 112,595 Operating income 108,682 87,133 Interest income 3,891 1,887 Interest expense and other (2,263) (1,137) Gain (loss) on sale of investments 25,604 (146) Other income 230 3,146 Foreign exchange gain (loss) (28,038) 7,755 Income before income taxes 108,106 98,638 Income tax expense (Note 11) (33,862) (17,759) Net income $ 74,244 $ 80,879 Other comprehensive income: Unrealized gain in market value of securities, net of income tax $ 21,181 $ 21,474 Realized gain in market value of securities (24,196) – Unrealized foreign exchange (loss), net of income tax (7,587) (40,992) Realized foreign exchange (gain) loss 13,972 (7,755) Currency translation adjustment 69,256 146,187 Total comprehensive income $ 146,870 $ 199,793 Basic earnings per share (Note 13) $ 0.65 $ 0.76 Diluted earnings per share (Note 13) $ 0.64 $ 0.75 Basic weighted average shares outstanding (Note 13) 113,986 106,683 Diluted weighted average shares outstanding (Note 13) 115,118 107,799 See accompanying notes to consolidated financial statements Franco-Nevada Corporation 53

Franco-Nevada Corporation Consolidated Statements of Cash Flows (in thousands of US dollars, except share amounts) For the Years Ended December 31, 2010 2009 Cash flows from operating activities Net income $ 74,244 $ 80,879 Adjustments to reconcile net income to net cash provided by (used in) operating activities: Depreciation and depletion 92,612 88,945 Write-down on mineral interests 4,124 – Write-down on investments 1,481 239 Gain on sale of investments (25,604) – Unrealized change in fair value - Palmarejo (26,786) (54,589) Unrealized change in fair value - Other (909) (1,570) Other non-cash items 1,053 69 Future income tax expense 5,326 10,918 Non-cash stock-based compensation expense 5,548 4,150 Unrealized foreign exchange (gain) loss 14,066 (432) Changes in non-cash assets and liabilities: Increase in receivables (20,597) (3,923) (Increase) decrease in prepaid expenses and other 21,996 (2,589) Increase in accounts payable and accrued liabilities 16,893 171 Net cash provided by operating activities 163,447 122,268 Cash flows from investing activities Proceeds on sale of short-term investments 581,560 221,162 Purchase of short-term investments (327,131) (453,681) Purchase of secured notes (Note 4) (111,558) – Acquisition of interests in mineral properties (46,902) (130,871) Acquisition of interests in oil & gas properties – (100) Proceeds on sale of interests in oil & gas properties 931 – Proceeds on sale of investments 71,713 3,022 Proceeds from call option – 918 Purchase of investments (10,575) (2,181) Purchase of oil & gas well equipment (2,399) (3,179) Purchase of property and equipment (64) (23) Acquisition of Moydow Mines International (Note 5(b)) 1,881 – Net cash (used in) provided by investing activities 157,456 (364,933) Cash flows from financing activities Net proceeds from issuance of common shares – 313,285 Credit facility amendment costs (1,640) – Payment of dividends (33,301) (28,232) Proceeds from exercise of stock options 4,785 4,490 Net cash (used in) provided by financing activities (30,156) 289,543 Effect of exchange rate changes on cash and cash equivalents 491 2,522 Net increase in cash and cash equivalents 291,238 49,400 Cash and cash equivalents at beginning of year 122,649 73,249 Cash and cash equivalents at end of year $ 413,887 $ 122,649 Supplemental cash flow information: Cash paid for interest expense and loan standby fees during the year $ 1,004 $ 500 Income taxes paid during the year $ 24,877 $ 6,116 See accompanying notes to consolidated financial statements Franco-Nevada Corporation 54

Franco-Nevada Corporation Consolidated Statements of Shareholders’ Equity (in thousands of US dollars, except share amounts) 2010 2009 Share capital Balance, January 1 $ 1,848,923 $ 1,549,410 Issued upon acquisition of Moydow Mines International 44,909 – Shares issued on Unit Offering and Over-Allotment exercise – 293,799 Transfer from contributed surplus on exercise of special warrants 9,932 – Exercise of stock options 4,785 4,490 Transfer from contributed surplus on exercise of stock options 2,669 1,224 Balance, December 31 $ 1,911,218 $ 1,848,923 Number Number Share capital Balance, January 1 112,123,500 100,300,000 Issuance of common shares upon acquisition of Moydow Mines International 1,733,993 – Shares issued on Unit Offering and Over-Allotment exercise – 11,500,000 Exercise of share purchase warrant – 1 Exercise of Special Warrants 316,436 – Exercise of stock options 354,179 323,499 Balance, December 31 114,528,108 112,123,500 Contributed surplus Balance, January 1 $ 51,975 $ 26,380 Value of warrants on Unit Offering – 22,669 Value of Moydow Mines International stock options 1,716 – Value of special warrants 9,932 – Recognition of non-cash compensation expense 5,548 4,150 Transfer to share capital on exercise of stock options (2,669) (1,224) Transfer to share capital on exercise of special warrants (9,932) – Balance, December 31 $ 56,570 $ 51,975 Retained earnings Balance, January 1 $ 38,135 $ (14,512) Dividends declared (41,928) (28,232) Net income for the year ended December 31, 74,244 80,879 Balance, December 31 $ 70,451 $ 38,135 Accumulated other comprehensive income (loss) Balance, January 1 $ (8,765) $ (127,679) Other comprehensive income for the year ended December 31, 72,626 118,914 Balance, December 31 $ 63,861 $ (8,765) See accompanying notes to consolidated financial statements Franco-Nevada Corporation 55

Franco-Nevada Corporation Notes to Consolidated Financial Statements For the Years Ended December 31, 2010 and 2009 (in thousands of US dollars, except share amounts) Note 1 - Nature of Operations Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) was incorporated under the Canada Business Corporations Act on October 17, 2007, for the purpose of acquiring and developing a portfolio of resource royalties, streams, investments and other assets. The portfolio holds over 300 interests diversified over a range of commodities and by stage from exploration through to production. Note 2 - Summary of Significant Accounting Policies Principles of Consolidation and Presentation The consolidated financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are expressed in United States (“US”) dollars. References herein to C$ are to Canadian dollars. Measurement Uncertainty The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the carrying values of assets and liabilities, the disclosure of contingent assets and liabilities at each financial statement date and the reported amounts of revenue and expenses for each reporting period. The use of estimated resource prices and operators’ estimates of proven and probable reserves, production and production costs (including capital, operating and reclamation costs) related to the Company’s royalties and streams are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty and stream interests and the assessment of the recoverability of the carrying value of royalty and stream interests. The Company has two mineral interests which are classified as derivative assets and are recorded at fair value at each reporting date. The determination of fair value is based on a discounted cash flow model incorporating the current gold forward prices assumptions. The estimates and assumptions used in the fair value analysis are subject to significant risks and uncertainties. The Company’s future income tax assets include certain future tax benefits. The measurement of the Company’s future tax benefits are subject to estimates and assumptions. As the estimation process is inherently uncertain, actual future outcomes could differ from our present estimates and assumptions, potentially having material future effects on our financial statements. Translation of Foreign Currency The reporting currency for the consolidated financial statements is the US dollar. Monetary and non-monetary assets and liabilities of the entities whose functional currency is not the US dollar are translated to US dollars at the exchange rate in effect on the date of the consolidated balance sheet with the resulting translation adjustments recorded in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. Income and expenses are translated at the average exchange rate during the reporting period. Financial Instruments The Company’s financial instruments consist of cash, cash equivalents, short-term investments, receivables, investments, accounts payable and accrued liabilities. The fair values of the Company’s financial instruments, except for available-for-sale investments, approximate their carrying amounts due to the short maturities of these instruments. As at December 31, 2010, cash equivalents consist of Canadian and US treasury bills and highly-liquid corporate bonds with maturities at the date of purchase of three months or less. As at December 31, 2010, cash was held in interest-bearing cash accounts with various financial institutions. Franco-Nevada Corporation 56

Available-for-Sale Investments Cash equivalents and investments in securities that management does not have the intent to sell in the near term, and that have readily determinable fair values are classified as available-for-sale investments. Transaction costs associated with the acquisition of available-for-sale investments are directly attributable to the initial carrying value of the investment. Unrealized gains and losses on these securities are recorded in accumulated other comprehensive income (loss) as a separate component of shareholders’ equity, except that declines in market value that are judged to be other than temporary are recognized in determining net income. When securities are sold, the realized gains and losses on those securities are included in determining net income. When available-for-sale securities cannot be valued in reference to public markets, these securities are carried at cost. Interests in Mineral and Oil & Gas Properties Interests in mineral and oil & gas properties include acquired interests in production, development and exploration stage properties. Interests are recorded at cost and capitalized as tangible assets, unless such interests are considered to be a financial asset or a derivative instrument. As at December 31, 2010, two of the Company’s interests in mineral properties were classified as derivative instruments which are adjusted to their fair values at each balance sheet date. The Company’s remaining interests in mineral and oil & gas properties are all considered to be tangible assets. Acquisition costs of production stage interests are depleted using the units of production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil & gas properties. Acquisition costs of development and exploration stage mineral interests are not depleted until such time as royalty-generating production begins. The Company may receive advanced minimum royalty payments prior to the commencement of production on some of its mineral and oil & gas properties. In these circumstances, the Company would record a depletion expense based on a units-of-production method, as described above, up to a maximum of the total of the advanced minimum royalty payment received. Working Interests in Oil & Gas Properties Working interests are accounted for using the full cost method of accounting. All costs of acquiring, exploring for and developing oil & gas reserves are capitalized. Such costs include land acquisition, geological and geophysical costs, carrying charges of unproven properties and the costs of drilling both productive and non-productive wells. For each oil & gas property in which the Company has a working interest, the Company bears its proportionate share of the gross costs based on information received from the operator. Capitalized costs are accumulated on a country-by-country basis and are amortized and depleted using the units of production method, which is estimated using available estimates of proven reserves specifically associated with the oil & gas properties. Acquisition costs of development and exploration stage working interests are not depleted until such time as production begins. Impairment of Long-lived Assets The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant prolonged changes in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying value of an asset or group of assets may not be recoverable. The recoverability of royalty and stream interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty/stream interest property using estimates of proven and probable reserves. The Company evaluates the recoverability of the carrying value of royalty/stream interests in exploration stage mineral properties in the event of significant prolonged decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the owner that could affect the future recoverability of the Company’s royalty/stream interests. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated undiscounted future cash flows. Franco-Nevada Corporation 57

Revenue Recognition Royalty/stream and oil & gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty/stream and working interest agreements, and collection is reasonably assured. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates of royalty/stream and oil & gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty/stream revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company. Dividend income is recognized as the dividends are declared. Cost of Operations Cost of operations includes various mineral and oil & gas production taxes that are recognized with the related royalty revenues and the Company’s share of the gross costs and production taxes for the working interests in the oil & gas properties. Income Taxes The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recorded at the estimated income tax rates payable for the current year. Future income tax assets and liabilities are recorded for temporary differences between the financial reporting basis of the Company’s liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a net future income tax liability or net future income tax asset for the Company at the end of each period, which is measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse. The Company derives the future income tax expense or recovery by recording the change in the net future income tax liability or net future income tax asset balance for the year. The Company’s future income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of future income tax assets when management believes, based on the weight of available evidence, it is more likely than not that a portion, or all, of the future income tax asset will not be realized. Stock-based Compensation Stock Options The Company may issue stock-based compensation to directors, employees and external parties under the terms of its share compensation plan. The Company expenses the fair value of stock-based compensation over the applicable vesting period. The Company applies the fair value method for incentive stock options granted to directors, officers and employees. The Company measures the fair value of these awards at the date of grant using the Black-Scholes option pricing valuation model. Compensation expense is recognized on a straight-line basis over the vesting period of the stock options. For stock options that are forfeited prior to vesting, the Company credits compensation expense in the period in which the forfeiture occurred. Any consideration paid upon the exercise of the stock options or purchase of shares is credited to share capital. Deferred Share Units Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). The Company may also award DSUs to non-executive directors under the DSU Plan as additional compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date. Franco-Nevada Corporation 58

Restricted Stock Units The Company may grant both performance-based and time-based restricted share units (“RSUs”) to officers and employees under the terms of its share compensation plan. The Company determines the fair value of the RSUs once the likely outcome of the performance conditions associated with the performance-based awards can be estimated. For time-based awards, the Company determines the fair value of the RSUs at the date of grant using the Black-Scholes option pricing valuation model. Once the fair value has been determined, the Company expenses the fair value of the RSUs over the applicable vesting period. Financing Charges Costs associated with establishing debt facilities are deferred and amortized over the term of the debt facility. Operating Segments The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment. Earnings per Share Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents. For the year ended December 31, 2010, 1,132,129 “in-the-money” stock options and RSUs were included in the diluted weighted average shares outstanding using the treasury stock method. Outstanding warrants amounting to 11,499,999 and 84,458 RSUs were not included in the diluted weighted average shares because either (i) the exercise price of the warrants exceeded the weighted average share price during the year ended December 31, 2010; or (ii) the necessary conditions for exercise and vesting had not been met as at December 31, 2010 for the RSUs. Note 3 - Cash and Cash Equivalents The Company considers investments with an original maturity of three months or less to be cash equivalents. At December 31, 2010, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds. Cash equivalents have been recorded at fair value. 2010 2009 Cash deposits $ 23,434 $ 10,229 Term deposits 75,579 4,006 Treasury bills 195,576 28,944 Canadian federal and provincial government bonds 59,013 79,470 Corporate bonds 60,285 – $ 413,887 $ 122,649 During the year ended December 31, 2010, the US dollar weakened in relation to the Canadian dollar which resulted in unrealized foreign exchange losses of $8,614, net of income taxes of $405, being recognized in other comprehensive income upon the translation of US denominated cash equivalents and short-term investments held in the Canadian parent entity. During the year ended December 31, 2009, the US dollar weakened relative to the Canadian dollar which resulted in unrealized foreign exchange losses of $20,789, net of income taxes of $788, being recognized in other comprehensive income upon the translation of US denominated cash equivalents and short-term investments held in the Canadian parent entity. Franco-Nevada Corporation 59

Note 4 - Investments The following table summarizes the Company’s investments as at December 31, 2010 and 2009: 2010 2009 Short-term investments: Canadian dollar denominated treasury bills $ 57,162 $ 241,294 US dollar denominated treasury bills 76,627 136,086 Certificate of deposit 25 100 Total short-term investments $ 133,814 $ 377,480 Long-term investments: Investment in Secured Notes in Gold Wheaton $ 111,558 $ – Investment in Gold Wheaton 20,097 – Investment in Falcondo 30,165 28,668 Newmont Exchangeable Shares 10,238 42,602 Other 10,073 35,305 $ 182,131 $ 106,575 Short-term investments The Company made investments in Canadian and US dollar denominated treasury bills and a certificate of deposit during the year ended December 31, 2010. These investments have been designated as available-for-sale and, as a result, have been recorded at fair value. As at December 31, 2010, the market value of certain Canadian treasury bills decreased from the date of purchase and an unrealized loss of $1,160, net of income taxes of $5, was recognized in the statement of other comprehensive income. As at December 31, 2009, the market value of certain Canadian treasury bills decreased from the date of purchase and an unrealized loss of $635, net of income taxes of $113, was recognized in other comprehensive income. During the year ended December 31, 2010, the Company sold certain corporate bonds and recognized a loss on sale of $1,646 (2009 - $592). Gold Wheaton Gold Corp. Shares and Secured Notes During the year ended December 31, 2010, the Company acquired approximately 2.4% of the outstanding shares of Gold Wheaton Gold Corp. (“Gold Wheaton”) and certain secured notes issued by Gold Wheaton. As at December 31, 2010, the Canadian dollar market value of the Gold Wheaton shares increased from the date of purchase and an unrealized gain of $9,073, net of an income tax expense of $1,325, was recognized in other comprehensive income. Newmont Exchangeable Shares As at December 31, 2010, the Company held 166,310 shares of Newmont Mining Company of Canada Limited (the “Exchangeable Shares”). This investment has been designated as available-for-sale and, as a result, has been recorded at fair value. During the year ended December 31, 2010, the Company sold 729,900 Exchangeable Shares for gross proceeds of $42,642 and recorded a gain on sale of $8,165 in the statement of operations and other comprehensive income. As at December 31, 2010, the Canadian dollar market value of the Exchangeable Shares increased compared to the value at December 31, 2009 and an unrealized gain of $8,496 (2009 - $154), net of an income tax expense of $459 (2009 - income tax recovery of $273), was recognized in other comprehensive income. Other The Company owns equity interests in various publicly-listed companies which the Company purchased through the open market. These investments have been designated as available-for-sale securities and have been recorded at their fair values. As at December 31, 2010, the market value of these investments increased compared to their values at December 31, 2009 and the Company recorded an unrealized gain of $4,772 (2009 - gain of $21,955), net of an income tax recovery of $1,853 (2009 - income tax expense of $2,708) in the statement of other comprehensive income. Franco-Nevada Corporation 60

During the year ended December 31, 2010, the Company disposed of certain investments and received gross proceeds of $29,071 and recorded a gain on sale of $19,085 for the year ended December 31, 2010 in the statement of operations and other comprehensive income.

During the year ended December 31, 2010, the fair value of certain of its investments experienced a decline which management assessed to be other than temporary and, as a result, a write-down of $1,481 (2009 - $239) has been included in the statement of operations and comprehensive income.

Note 5 - Interests in Mineral Properties

(a) The following tables summarize the Company's interests in mineral properties as at December 31, 2010 and 2009, respectively:

	December 31, 2010		
	Cost/Carrying Value	Accumulated Depletion	Net
Producing Interests			
Goldstrike	$ 248,467	$ (91,115)	$ 157,352
Stillwater	224,901	(19,960)	204,941
Palmarejo [1]	179,313	–	179,313
Gold Quarry	103,621	(18,510)	85,111
Other	220,458	(54,733)	165,725
	976,760 [2]	(184,318)	792,442
Development Stage Interests	227,567	–	227,567
Exploration Stage Interests	35,679	–	35,679
Total	$ 1,240,006	$ (184,318)	$ 1,055,688

(1) Palmarejo includes the minimum royalty fair value of $169,075 and the stream cost amount of $10,238.
(2) Includes amount of $21,883 allocated to value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves.

	December 31, 2009		
	Cost	Accumulated Depletion	Net
Operating Interests			
Goldstrike	$ 248,467	$ (65,872)	$ 182,595
Stillwater	224,901	(14,847)	210,054
Palmarejo [1]	135,135	–	135,135
Gold Quarry	103,621	(9,391)	94,230
Other	184,406	(38,741)	145,665
	896,530 [2]	(128,851)	767,679
Development Stage Interests	160,075	–	160,075
Exploration Stage Interests	30,406	–	30,406
Total	$ 1,087,011	$ (128,851)	$ 958,160

(1) Palmarejo is recorded at fair value as discussed in Note 7(a).
(2) Includes amount of $31,794 allocated to value beyond proven and probable reserves which will be included in the depletion calculation once mineralized material is converted into proven and probable reserves.

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike complex (the "Goldstrike Complex") located in Nevada. The Goldstrike Complex is comprised of: (i) the Betze-Post open pit mine; and (ii) the Meikle and Rodeo underground mines. Barrick Gold Corporation ("Barrick") is the operator of each of these mines. The royalties within the Goldstrike Complex are made up of net smelter returns ("NSR") royalties ranging from 2.0% to 4.0% and net profits interest ("NPI") royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation. The NPI royalties are calculated as proceeds less costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick's account at the refinery, and costs include operating and capital costs.

Franco-Nevada Corporation 61

Stillwater Complex The Company owns a 5% NSR royalty covering the majority of the Stillwater mine and the entire East Boulder mine (collectively known as the “Stillwater Complex”) in Montana. The NSR is payable on all commercially recoverable metals produced from a substantial number of claims that cover the Stillwater Complex. The amount of the NSR royalty is reduced by permissible deductions and is calculated and payable monthly. The Stillwater Complex is operated by Stillwater Mining Company. Palmarejo On January 21, 2009, the Company acquired a 50% gold stream in the Palmarejo silver and gold project (the “Palmarejo Project”) in Mexico from Coeur d’Alene Mines Corporation. (See Note 7(a) - Derivative Assets). Gold Quarry The Company owns a 7.29% NSR royalty interest on the Gold Quarry royalty property (the “Gold Quarry Royalty Property”). The royalty is payable on the greater of a 7.29% NSR based on production or a minimum annual royalty payment obligation tied to reserves and stockpiles. The Gold Quarry Royalty Property covers a portion of the Gold Quarry operation which is an integrated part of Newmont’s Carlin Trend Complex. Other During the year ended December 31, 2010, the Company wrote down the value of some of its exploration properties located in Canada, the United States and Australia by $4,124 to reflect the current fair value of these royalty interests. The holders of the exploration properties had either let the associated exploration licenses lapse or had relinquished certain exploration ground. (b) Acquisitions Gold Wheaton (See Note 16 - Subsequent Events) On December 13, 2010, the Company announced that it and Gold Wheaton had agreed to a friendly business combination whereby Franco-Nevada would acquire Gold Wheaton. On January 5, 2011, Franco-Nevada and Gold Wheaton entered into a definitive arrangement agreement (the “Arrangement Agreement”) which provided for the purchase price as a combination of shares and cash. The consideration was valued at C$5.20 per Gold Wheaton common share based on the closing price of Franco-Nevada common shares on December 10, 2010, the day prior to the original announcement of the transaction. The Arrangement Agreement provided Gold Wheaton shareholders (other than Franco-Nevada) with the option to elect to receive either (i) 0.1556 of a Franco-Nevada common share or (ii) C$5.20 cash, for each Gold Wheaton share, subject to caps and pro-ration. On March 14, 2011, the transaction closed resulting in Franco-Nevada owning all the outstanding shares of Gold Wheaton. Hager On September 28, 2010, the Company acquired for $14 million an undivided 25% interest in a 3.5% to 7.0% sliding scale NSR royalty, adjusted by a producer-price indexed gold price, on all production from the northwestern portion of Barrick’s Bald Mountain mine in Nevada. Agi Dagi On September 27, 2010, Franco-Nevada acquired a 2% NSR royalty on the Agi Dagi property owned by Alamos Gold Inc. (“Alamos”) for $9 million. The Agi Dagi property is located in the Canakkale Province of northwestern Turkey. The overall project contemplates the mining of two separate areas, Agi Dagi and Kirazli, with the Company’s NSR covering the Agi Dagi deposit. Alamos has announced plans to commence open pit mining at Kirazli in the first quarter of 2013, followed by Agi Dagi in the first quarter of 2014. Tonkin Springs On September 7, 2010, the Company acquired two royalties on production from the Tonkin Springs project in Eureka County, Nevada from Precambrian Exploration, Inc. (“PEx”). The first royalty is a 2% NSR over a block of mining claims staked by PEx and reserved to PEx in a deed agreement with a predecessor of U.S. Gold Corporation (“U.S. Gold”). The second royalty is a 1% independent royalty over a contiguous block of Lyle Campbell claims, now included in U.S. Gold’s Tonkin Springs Project. The purchase price was $1.35 million. Franco-Nevada Corporation 62

White Pine Royalty

On June 29, 2010, the Company acquired an undivided 100% leasehold interest in certain unpatented mining claims situated in White Pine County, Nevada for $8.5 million. The interest acquired included all royalties, leasehold interests, subleases and agreements held by the seller. More specifically the royalty interest acquired is a 1% - 5% sliding scale overriding gross production royalty from the unpatented mining claims which are a portion of the Bald Mountain mine operated by Barrick.

Prosperity Gold Stream

On May 12, 2010, the Company announced that it had entered into an agreement to acquire from Taseko Mines Limited ("Taseko") a gold stream on its Prosperity copper-gold project located in British Columbia (the "Taseko Agreement"). Franco-Nevada agreed to provide a $350 million deposit and certain warrant consideration for the construction of Prosperity when the project was fully permitted and financed. In consideration for the deposit, Franco-Nevada would acquire from Taseko gold equivalent to 22% of the gold produced at Prosperity. In addition, Franco-Nevada would pay Taseko the lower of $400 an ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the Taseko Agreement.

On November 2, 2010, the Federal Minister of Environment announced that Taseko has not been granted federal authorizations to proceed "as proposed" with the Prosperity mine project. On February 21, 2011, Taseko submitted a new project description for Prosperity with the Government of Canada that preserves Fish Lake. Franco-Nevada's financing commitment remains available to Taseko provided the project is fully permitted and financed prior to May 2012.

Subika Royalty

On January 22, 2010, the Company completed a plan of arrangement involving the Company, one of its wholly-owned subsidiaries and Moydow Mines International Inc. ("Moydow") pursuant to which the Company acquired all of the outstanding shares of Moydow. The acquisition of Moydow was accounted for as a purchase of assets.

Moydow held an 80% interest in a 2% NSR royalty on a portion of Newmont Mining Corporation's Ahafo property in Ghana, known as Subika. In the fourth quarter of 2009, the Company acquired the 20% interest in the Ahafo royalty and upon closing of this plan of arrangement, the Company owns a 100% undivided interest in the 2% NSR.

In exchange for each Moydow share, Moydow shareholders received 0.02863 Franco-Nevada common shares. Moydow options, upon their exercise, will be exerciseable into Franco-Nevada common shares on the same basis as the exchange of Moydow shares for Franco-Nevada common shares. Upon closing of the plan of arrangement, the Company issued 1,733,993 common shares and reserved for issuance 94,470 common shares upon the exercise of Moydow options. To date, 90,177 Moydow options have been exercised resulting in 4,293 common shares remaining reserved for issuance.

The transaction was accounted for as a purchase of assets with the allocation of the purchase price as follows:

(In thousands of US dollars)

Purchase price:		
Common shares issued	$	44,909
Value of Moydow options		1,716
Transaction costs		332
Total purchase price	$	46,957
Purchase Price Allocation:		
Cash	$	1,881
Other receivables		5
Interest in mineral properties		61,018
Accounts payable		(693)
Tax basis step up		(15,254)
	$	46,957

Franco-Nevada Corporation 63

Note 6 - Interests in Oil & Gas Properties

The following tables summarize the Company's interests in oil & gas properties as at December 31, 2010 and 2009, respectively:

	December 31, 2010		
	Cost	Accumulated Depletion	Net
Operating Interests			
Edson	$ 151,366	$ (33,719)	$ 117,647
Weyburn/Midale	96,766	(32,445)	64,321
Other	87,532	(26,747)	60,785
	$ 335,664[1]	$ (92,911)	$ 242,753
Development Stage Interests	24,394	–	24,394
Exploration Stage Interests	104,264	–	104,264
Total	$ 464,322	$ (92,911)	$ 371,411

(1) Includes amount of $17,027 allocated to value beyond proved reserves which will be included in the depletion calculation once material is converted into proved reserves.

	December 31, 2009		
	Cost	Accumulated Depletion	Net
Operating Interests			
Edson	$ 143,854	$ (18,885)	$ 124,969
Weyburn/Midale	91,964	(17,142)	74,822
Other	84,112	(15,635)	68,477
	319,930[1]	(51,662)	268,268
Development Stage Interests	23,183	–	23,183
Exploration Stage Interests	99,089	–	99,089
Total	$ 442,202	$ (51,662)	$ 390,540

(1) Includes amount of $76,559 allocated to value beyond proved reserves which will be included in the depletion calculation once material is converted into proved reserves.

Edson

The Edson Property is located in Alberta, Canada. The Company has a 15% overriding royalty in this property. The wells are operated by Canadian Natural Resources Ltd.

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc. The Company holds a 1.11037% working interest and a 0.44% royalty interest in the Weyburn Unit. The Company takes product-in-kind for the working interest portion of this production and markets it through a third party.

Midale

The Company holds a 1.594% working interest and a 1.1757% royalty interest in the Midale Unit. The Company takes product-in-kind for the working interest portion of this production and markets it through a third party.

Working Interests

As at December 31, 2010, the carrying values of the working interests associated with the Weyburn and Midale Units were $48,225 (2009 - $52,903) and $9,314 (2009 - $11,028), respectively.

As at December 31, 2010:

- The Company did not capitalize any of its head office general and administrative costs; and
- Oil & gas working interest properties include no amounts in respect of properties which have been excluded from depletion calculations.

64 Franco-Nevada Corporation

The weighted average oil and gas prices used in the ceiling test evaluation of the Company's oil & gas reserves were:

	Oil & Gas Liquids $US/Bbl
2011	81.41
2012	81.68
2013	82.28
2014	83.23
2015	86.18
Average thereafter	95.34

Note 7 - Derivative Assets

(a) Palmarejo Gold Stream

On January 21, 2009, the Company acquired a 50% gold stream in the Palmarejo project from Coeur d'Alene Mines Corporation ("Coeur") for a total cash consideration of $75,000 and contingent consideration of 316,436 special warrants.

The 50% interest in the gold produced from the Palmarejo Project is payable on the difference between the spot gold price and $400 (four hundred dollars) per ounce, increasing by 1% per annum after the fourth anniversary of closing. The Company is paid based on the greater of; (i) 50% of actual gold production; and (ii) a minimum amount. The minimum amount consists of 4,167 ounces per month until payments have been made on a total of 400,000 ounces (the "MA"), following which the Company will be paid based on 50% of actual gold production.

The cash consideration of $75,000 has been allocated entirely to the MA. The special warrants were exercisable, without additional consideration, into 316,436 Franco-Nevada common shares following the achievement by the Palmarejo Project of certain time-based completion tests. On September 22, 2010, 316,436 special warrants were exercised into 316,436 common shares of the Company. The common shares were valued at $9,932 based on a five-day weighted average price immediately preceding the exercise and the value of $9,932 was allocated to the Palmarejo stream.

Pursuant to GAAP, the Company has determined that the Palmarejo MA contract meets the definition of a derivative asset and, as such, must record the MA at its fair value at each balance sheet date with the resulting gain or loss included in total revenue in the statement of operations and other comprehensive income. As cash payments are received under this agreement, they are included with the change in the fair value of the MA at each balance sheet date in the statement of operations and other comprehensive income.

The MA is recorded at fair value which is determined using a discounted cash flow valuation model. At December 31, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the MA during the year ended December 31, 2010, which resulted in a fair value gain of $26,786 for the year ended December 31, 2010. The fair value gain, along with stream receipts from Palmarejo of $44,565 during the year ended December 31, 2010, has been included in the consolidated statement of operations and other comprehensive income as "Change in fair value - Palmarejo".

During the year ended December 31, 2010, the Company reallocated an amount of $12,709 to the Palmarejo mineral interest which relates to a refundable value added tax paid as part of the original acquisition of the interest.

Palmarejo Gold Stream		2010		2009
Stream receipts	$	**44,565**	$	18,823
Change in fair value - MA		**26,786**		54,589
Change in fair value - Palmarejo	$	**71,351**	$	73,412

Franco-Nevada Corporation 65

(b) Other derivative assets

The Company holds another mineral interest with a minimum amount clause which is also recorded at fair value using a discounted cash flow valuation model. At December 31, 2010, the valuation model was updated for the current gold forward curve prices and actual payments received by the Company under the minimum amount during the year ended December 31, 2010, which resulted in a fair value gain of $909 for the year ended December 31, 2010. The fair value gain, along with revenue receipts from this royalty of $1,410 received during the year ended December 31, 2010 has been included in the consolidated statements of operations and other comprehensive income as "Change in fair value - Other".

Other derivative mineral interests		2010		2009
Revenue receipts	$	**1,410**	$	–
Change in fair value - minimum amount		**909**		1,570
Change in fair value - Other	$	**2,319**	$	1,570

Note 8 - Financial Instruments

Fair value of financial instruments

Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities, approximate their fair value due to their short-term maturities.

Derivative Instruments

The fair value of assets classified as derivative instruments are determined using present value technique models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity.

Fair Value of Derivative Instruments

At December 31, 2010	Balance Sheet Classification		Fair Value
Derivative Assets:			
Royalty/stream interests	Interests in mineral properties	$	175,563

The fair value hierarchy established by the CICA Section 3862 establishes three levels to classify the inputs to valuation techniques used to measure fair value and is harmonized with disclosure requirements included in US GAAP. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2010 include:

		Level 1		Level 2		Level 3		Aggregate Fair Value
Cash and cash equivalents	$	–	$	413,887	$	–	$	413,887
Short-term investments		–		133,814		–		133,814
Investments [1]		39,480		928		–		40,408
Interests in mineral properties, treated as derivative		–		–		175,563		175,563
	$	39,480	$	548,629	$	175,563	$	763,672

(1) Investments exclude $141,723 of investments which are recorded at cost or amortized cost.

66 Franco-Nevada Corporation

The valuation techniques that are used to measure fair value are as follows:

a) Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices for similar assets or liabilities in active markets. Our cash equivalents are comprised of Canadian and US treasury bills, Canadian provincial and federal government bonds, and highly-liquid corporate bonds.

b) Short-term investments

The fair value of government and corporate bonds and treasury bills are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are quoted prices for similar assets or liabilities in active markets, and therefore government and corporate bonds and treasury bills are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

c) Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Investments include instruments which are not non-publicly traded, such as warrants. The fair value of these warrants is determined using a Black-Scholes option pricing valuation model using quoted market prices and market-corroborated inputs and therefore these investments are classified within Level 2 of the fair value hierarchy established by CICA Section 3862.

d) Royalty/stream interests treated as derivative assets

The fair value of royalty/stream interests is determined using a discounted cash-flow valuation model which uses the forward curve price of gold and management's best estimate of an appropriate discount rate taking into account project specific risk factors which are re-assessed at each balance sheet date and therefore are classified within Level 3 of the fair value hierarchy established by CICA Section 3862.

The following table reconciles the Company's Level 3 fair value measurements from December 31, 2009 to December 31, 2010:

Fair Value Measurement using Level 3 inputs	
Royalty/Stream Interests Classified as Derivatives	
Balance on December 31, 2009	$ 135,159
Gain included in net income	27,695
Refundable tax	12,709
Balance on December 31, 2010	**$ 175,563**

Fair Value of Financial Instruments

At December 31,	**2010**		2009	
	Carrying amount	**Estimated fair value**	Carrying amount	Estimated fair value
Financial assets				
Cash and cash equivalents (1)	**$ 413,887**	**$ 413,887**	$ 122,649	$ 122,649
Short-term investments (1)	**133,814**	**133,814**	377,480	377,480
Receivables (1)	**47,386**	**47,386**	26,789	26,789
Investments (2)	**40,408**	**40,408**	106,575	106,575
	$ 635,495	**$ 635,495**	$ 633,493	$ 633,493
Financial liabilities				
Accounts payable and accrued liabilities (1)	**$ 26,374**	**$ 26,374**	$ 9,481	$ 9,481
	$ 26,374	**$ 26,374**	$ 9,481	$ 9,481

(1) Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.
(2) Investments exclude $141,723 (2009 - $30,101) of investments which are recorded at cost or amortized cost. Investments that have a quoted market price are carried at fair value.

Franco-Nevada Corporation 67

Financial Risk Management The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to commodity price risk, foreign exchange risk, interest rate risk, credit risk and liquidity risk. Some of the Company’s future acquisitions may be classified as derivative instruments depending on the nature of the royalty/stream agreement and deal structure. In addition, the Company invests the proceeds of its equity offerings and cash flow from operations in Canadian and US denominated treasury bills, interest bearing deposits and highly-liquid corporate bonds. These activities expose the Company to foreign exchange risk, interest rate and credit risk related to those financial assets. The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield. Commodity Price Risk The Company’s royalties/streams are subject to risk from fluctuations in market prices of commodities. The Company does not manage any exposures to commodity price risk. To that end, the Company has not and does not intend to engage in hedging activities related to commodity prices. Foreign Exchange Risk The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from balances and transactions denominated in foreign currencies. The Company is primarily exposed to currency fluctuations relative to the US dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars. The Canadian dollar net proceeds from the Unit Offering discussed in Note 12(a) and cash flows from operations are invested in US and Canadian dollar denominated treasury bills and corporate bonds on a ratio of 39% to 59% and 2% in other currencies as at December 31, 2010. This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis. During the year ended December 31, 2010, the US dollar weakened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment gain of $69,256 in other comprehensive income (2009 - $146,187). Interest Rate Risk The Company’s interest rate risk mainly arises from the interest rate impact on cash and cash equivalents. Using the interest rates for the currently-owned portfolio of short-term investments, should the Company’s cash balances continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income of approximately $250, or $0.00 per fully diluted common share, per year. Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $208 per year (assuming the Company’s cash balances continue to be invested in the same investments as currently exist). As at December 31, 2010, the Company had no outstanding debt under its revolving credit facility (See Note 10 - Revolving Term Credit Facility). Credit Risk Credit risk relates to cash and cash equivalents, short-term investments, receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard & Poors. As at December 31, 2010, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable. Franco-Nevada Corporation 68

Liquidity Risk The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances, and may consider utilizing its revolving credit facility where appropriate. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities. As at December 31, 2010, the Company held $547,701 in either cash, cash equivalents or highly-liquid investments (2009 - $500,129). All of the Company’s financial liabilities are due within one year. Note 9 - Capital Risk Management The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company’s asset portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by resource operators. Maintaining and managing a diversified, high-margin asset portfolio with low overheads provides the free cash flow required to fuel organic growth. There were no changes in the Company’s approach to capital management during the year ended December 31, 2010 compared to the prior year. The Company is not subject to externally imposed material capital requirements. As at December 31, 2010, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $547,701 (2009 - $500,129), available-for-sale long-term investments totaling $182,131 (2009 - $106,575), of which $40,408 are held in liquid securities, together with an unused $175,000 revolving term credit facility, all of which are available for growing the asset portfolio and paying dividends. Note 10 - Revolving Term Credit Facility On January, 19, 2010, the Company amended its revolving credit facility (the “Amended Credit Facility”) which provides for the availability over a three-year period for up to $175,000, or the Canadian dollar equivalent, in borrowings. The Company has the option of requesting, during a period of time surrounding each anniversary date, an additional one-year extension of the maturity of the Amended Credit Facility. This request requires the approval of a majority of the lending syndicate. Advances under the amended facility can be drawn as follows: US dollars • Base rate advances with interest payable monthly at the Bank of Montreal (“BMO”) base rate, plus between 1.25% and 2.00% per annum depending upon the Company’s leverage ratio; or • LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 2.25% and 3.00% per annum, depending on the Company’s leverage ratio. Canadian dollars • Prime rate advances with interest payable monthly at the BMO prime rate, plus between 1.25% and 2.00% per annum, depending on the Company’s leverage ratio; or • Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 2.25% and 3.00%, depending on the Company’s leverage ratio. All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Amended Credit Facility are guaranteed by the Company’s subsidiaries and the Company is required to maintain the security which is currently in place over certain of the Company’s assets. Such security is in the form of general security interests or floating charges, specific pledges, fixed charges or mortgages depending upon the nature and jurisdiction of individual assets being secured. The Amended Credit Facility is subject to a standby fee of 0.5625% to 0.750% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the facility. Franco-Nevada Corporation 69

As at December 31, 2010, there were no amounts outstanding under the Amended Credit Facility and the prime and base rates in effect were 4.25% and 4.50%, respectively. For the period ended December 31, 2010, the Company recognized debt issuance cost amortization expense of $1,258 (2009 - $638) and $1,004 (2009 - $500) of standby and administrative fees. Note 11 - Income Taxes Income taxes for the years ended December 31, 2010 and 2009 consist of the following: December 31, December 31, 2010 2009 Current income tax expense $ 28,536 $ 6,841 Future income tax expense 5,326 10,918 Net income tax expense $ 33,862 $ 17,759 A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of operations and comprehensive loss for the periods ended December 31, 2010 and 2009, are as follows: December 31, December 31, 2010 2009 Net income/(loss) before income taxes $ 108,106 $ 98,638 Statutory tax rate 28.34% 29.79% Tax (expense)/recovery at statutory rate 30,637 29,384 Reconciling items: Differences in foreign statutory tax rates 4,344 309 Expenses not tax deductible 1,704 (642) Income not taxable (1,733) – Minimum tax credit – (4,284) Resource depletion adjustment – (4,553) Change in valuation allowance – (727) Changes in current and future tax rates on timing differences (905) (2,890) Foreign withholding tax 1,647 1,009 Other (1,832) 153 Net income tax expense $ 33,862 $ 17,759 The significant components of the Company’s future income tax assets and liabilities are as follows: December 31, December 31, 2010 2009 Future income tax asset Interests in mineral properties $ 16,901 $ 19,305 Total future income tax asset $ 16,901 $ 19,305 Future income tax liabilities Interests in mineral properties $ 58,131 $ 30,541 Interests in oil & gas properties 56,211 58,427 Investments 473 5,286 Share issue and debt issue costs (9,633) (12,475) Non-capital loss carry-forwards (23) (728) Other (5) 91 Net future income tax liabilities $ 105,154 $ 81,142 The Company has Australian non-capital loss carry-forwards of $Nil (2009 - $1,050). Franco-Nevada Corporation 70

Note 12 - Shareholders' Equity

a) Common Shares

On January 21, 2010, the Company issued 1,733,993 common shares to shareholders of Moydow pursuant to the acquisition of the Subika royalty. *(See Note 5(b) - Royalty Interests in Mineral Properties, Acquisitions).*

On September 22, 2010, the Company issued 316,436 common shares upon the exercise of 316,436 special warrants issued pursuant to the acquisition of the Palmarejo stream. *(See Note 7(a) - Derivative Assets).*

On June 16, 2009, the Company completed a bought deal with a syndicate of underwriters for 10,000,000 units (the "2009 Units") at C$32.20 per 2009 Unit (the "2009 Offering"). Each 2009 Unit consists of one common share and one half of one common share purchase warrants (the "2017 Warrant"). Each whole 2017 Warrant entitles the holder to purchase one common share at a price of C$75.00 at any time before June 16, 2017. In addition, the underwriters exercised an over-allotment option for the purchase of an additional 1,500,000 2009 Units. The net proceeds to the Company were $313,285 (C$354,875) after deducting underwriters' commission and offering expenses of $13,615 (C$15,425). The Company has allocated the net proceeds of the offering between the common shares and the 2017 Warrants based upon their relative fair values on the closing date of the 2009 Offering with the 2017 Warrant being reflected in contributed surplus. The fair value of the 2017 Warrants was determined to be C$4.66 per whole 2017 Warrant based on the closing price of the 2017 Warrants on the TSX Stock Exchange on June 16, 2009, the first day of trading of the 2017 Warrants.

During the year ended December 31, 2010, the Company declared dividends representing C$0.30 per share (2009 - C$0.28 per share), or $41,928 (2009 - $28,232).

b) Stock-based Compensation

On November 12, 2007, the Company's Board of Directors adopted a stock option plan, which was replaced by the Company's share compensation plan covering both stock options and RSUs effective May 12, 2010 (the "Plan"). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.

The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination. Options are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company.

The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

During the year ended December 31, 2010, the Company issued to employees 455,000 stock options (2009 - 105,000) at exercise prices ranging between C$31.39 and C$33.20 (2009 - C$27.62 and C$29.84). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The fair value of stock options granted during 2010 has been determined to be $5,799 (2009 - $1,206). The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2010	2009
Risk-free interest rate	**2.53%**	1.83%
Expected dividend yield	**0.953%**	0.951%
Expected price volatility of the Company's common shares	**54.52%**	64.98%
Expected life of the option	**4.0 years**	4.0 years

and resulted in a weighted average fair value of C$13.12 per stock option (2009 - C$13.07 per stock option).

Option pricing models require the input of highly objective assumptions, including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, option pricing models do not necessarily provide a reliable measure of the fair value of our stock options.

Franco-Nevada Corporation 71

During the year ended December 31, 2010, an expense of $5,375 (2009 - $4,150) related to vested stock options has been included in the consolidated statement of operations and other comprehensive income. As at December 31, 2010, there is $6,810 (2009 - $5,097) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.7 years (2009 - 1.1 years).

Options to purchase common shares of the Company have been granted in accordance with the Plan and pursuant to other agreements (in the case of Moydow stock options) are as follows:

		December 31, 2010		December 31, 2009
	Number	Weighted average exercise price	Number	Weighted average exercise price
Stock options outstanding, beginning of the year	**2,666,501**	**C$16.00**	2,885,000	C$15.20
Moydow stock options	**94,470**	**C$8.64**	–	–
Granted	**455,000**	**C$31.48**	105,000	C$16.46
Exercised	**(354,176)**	**C$13.81**	(323,499)	C$15.34
Forfeited	**(93,333)**	**C$15.61**	–	–
Stock options outstanding, end of the year	**2,768,462**	**C$18.59**	2,666,501	C$16.00
Exercisable stock options, end of the year	**2,125,128**	**C$15.59**	1,384,501	C$15.33

Options to purchase common shares outstanding at December 31, 2010, carry exercise prices and weighted average lives to maturity as follows:

Exercise price	Options outstanding	Options exercisable	Weighted average life (years)
C$6.99	4,294	4,294	1.50
C$15.20	1,972,500	1,972,500	6.98
C$15.41	35,000	23,333	7.90
C$15.61	65,000	–	7.01
C$18.91	75,000	50,000	7.64
C$19.22	6,668	6,668	7.08
C$20.55	50,000	33,333	7.41
C$27.62	50,000	16,667	9.01
C$29.11	40,000	13,333	8.40
C$29.84	15,000	5,000	8.42
C$31.39	350,000	–	9.40
C$31.45	85,000	–	9.72
C$33.12	5,000	–	9.90
C$33.20	15,000	–	9.99
	2,768,462	2,125,128	7.48

c) Share Purchase Warrants

Outstanding share purchase warrants, at December 31, 2010 and 2009, are as follows:

	December 31, 2010	December 31, 2009
Warrants outstanding, beginning of the year	**11,499,999**	5,750,000
Issued *(See Note 12(a))*	**316,436**	5,750,000
Exercised	**(316,436)**	(1)
Warrants outstanding, end of the year	**11,499,999**	11,499,999

Warrants have the following exercise prices and expiry dates: 5,749,999 have an exercise price of C$32.00 per warrant and expire on March 13, 2012; and 5,750,000 warrants have an exercise price of C$75.00 per warrant and expire on June 16, 2017. The special warrants were granted pursuant to the purchase of the Palmarejo gold stream and were exercisable into 316,436 common shares of the Company without any further consideration.

72 Franco-Nevada Corporation

d) Deferred Share Unit Plan Under the Company’s DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to June 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place. During the year ended December 31, 2010, 4,568 DSUs were credited to directors under the DSU Plan (2009 - 5,779 DSUs) in connection with the conversion of directors’ fees. The value of the DSU liability as at December 31, 2010, was $495 (2009 - $274). The mark-to-market adjustment recorded for the year ended December 31, 2010, in respect of the DSU Plan, was $64 (2009 - $34). e) Restricted Share Units Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value. Times-based RSUs vest over a three year period on the anniversary of the date of grant. During the year ended December 31, 2010, 29,102 performance-based RSUs and 31,794 time-based RSUs (2009 - 47,215 performance-based RSUs) were awarded to officers of the Company. The fair value of the time based RSUs granted during 2010 has been determined to be $1,011 (2009 - $Nil). The fair value of the RSUs was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions; risk-free rate of 2.22%, volatility of 54.74%, dividend yield of 0.11% and 3 year expected life. Included in the Company’s stock-based compensation expense is an amount of $173 (2009 - $Nil) relating to these RSUs. f) Outstanding Purchase Share Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2010 and 2009, respectively, were exercised: December 31, December 31, 2010 2009 Common shares outstanding 114,528,108 112,123,500 Stock options 2,768,462 2,666,501 Warrants 11,499,999 11,499,999 Special Warrants – 316,436 Restricted Share Units 101,539 47,215 128,898,108 126,653,651 Note 13 - Earnings per Share (“EPS”) For the year ended December 31, 2010 Income Shares Per Share (Numerator) (Denominator) Amount Net income 74,244 113,986 $ 0.65 Effect of dilutive securities – 1,132 (0.01) Diluted EPS 74,244 115,118 $ 0.64 For the year ended December 31, 2009 Loss Shares Per Share (Numerator) (Denominator) Amount Net loss 80,879 106,683 $ 0.76 Effect of dilutive securities – 1,116 (0.01) Diluted EPS 80,879 107,799 $ 0.75 Franco-Nevada Corporation 73

Options to purchase 455,000 shares, warrants to purchase 11,499,999 common shares and 84,458 RSUs were outstanding as at December 31, 2010, but were not included in the computation of diluted EPS due to the exercise prices of the options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2010 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to December 31, 2010. Options to purchase 55,000 shares, warrants to purchase 11,499,999 common shares, 316,436 Special Warrants and 47,215 RSUs were outstanding as at December 31, 2009, but were not included in the computation of diluted EPS due to the exercise prices of the options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2009 and due to the performance criteria for the vesting of the Special Warrants and RSUs having not been measurable prior to December 31, 2009. Note 14 - Geographic Information The following tables reflect geographic financial information: Year ended Year ended December 31, December 31, 2010 2009 Revenue United States $ 104,539 $ 86,653 Mexico 71,351 73,412 Canada 49,233 37,000 Australia 8,203 2,663 Consolidated $ 233,326 $ 199,728 Net income United States $ 30,599 $ 17,602 Mexico 35,574 52,324 Canada 5,825 9,362 Australia 2,246 1,591 Consolidated $ 74,244 $ 80,879 For the year ended December 31, 2010, two mineral assets totaling $104,566, comprised 44.8% of Total Revenue across all geographic segments. During the year ended December 31, 2009, three mineral assets totaling $115,358, comprised 57.8% of Total Revenue across all geographic segments. Geographic revenues are segmented by the jurisdiction of the entity receiving the revenue. As at As at December 31, December 31, 2010 2009 Interests in mineral properties, net United States $ 619,614 $ 645,365 Mexico 179,313 135,135 Canada 207,623 130,641 Australia 49,138 47,019 Consolidated $ 1,055,688 $ 958,160 Total Assets United States $ 734,091 $ 710,543 Mexico 184,571 150,755 Canada 1,253,717 1,109,396 Australia 61,249 50,197 Consolidated $ 2,233,628 $ 2,020,891 Interests in oil & gas properties of $371,411 (2009 - $390,540) and investments of $182,131 (2009 - $106,575) are held in Canada. Franco-Nevada Corporation 74

Note 15 - Commitments

Operating Leases

At December 31, 2010, the Company has future minimum annual operating lease commitments in connection with its leased office spaces and certain office equipment, as follows:

to December 31, 2011	$	390
to December 31, 2012		352
to December 31, 2013		295

Credit Facility

Under the Amended Credit Facility the Company is required to pay a quarterly standby fee of 0.5625% to 0.750% of the unutilized portion of this facility. For the year ended December 31, 2010, standby fees of $1,004 (2009 - $500) were incurred and paid.

Note 16- Subsequent Events

a) Quadra FNX Mining Ltd.

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX Mining Ltd. ("Quadra FNX"), representing approximately 34.5% of Gold Wheaton's outstanding common shares, for C$4.65 per share. The consideration was paid 100% in cash. On March 21, 2011, as part of the acquisition of the remaining common shares of Gold Wheaton, Quadra FNX's total consideration was topped up with cash such that the total consideration received by Quadra FNX was C$5.20 per share.

b) Gold Wheaton Acquisition

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada has acquired all of the issued and outstanding shares of Gold Wheaton, that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

The preliminary purchase price allocation is subject to change and is summarized as follows:
(in thousands of US dollars):

Purchase Price:		
Cash consideration, including Quadra FNX block	$	566,811
Common shares issued		402,445
Purchase of Secured Notes		110,859
Warrants		47,466
Options		11,223
Common shares held in Gold Wheaton		8,971
	$	1,147,775
Net assets acquired:		
Working capital	$	143,652
Mineral interests		705,789
Note receivable		13,514
Investments		20,660
Unallocated purchase price		277,877
Current portion of long-term liabilities		(7,483)
Future income taxes		(6,234)
	$	1,147,775

c) Revolving Term Credit Facility

On March 11, 2011, the Company drew down C$160.0 million under its Amended Credit Facility to fund the acquisition of Gold Wheaton. The Company repaid the drawn amount plus accrued interest in two separate tranches on March 16, 2011 and March 17, 2011. The interest rate applicable was 4.25% per annum.

Franco-Nevada Corporation 75

Corporate Information Directors Pierre Lassonde, Chairman David Harquail, President & CEO Derek Evans Graham Farquharson Louis Gignac Randall Oliphant Hon. David R. Peterson Executive Management David Harquail President & CEO Sandip Rana Chief Financial Officer Jacqueline Jones Chief Legal Officer & Corporate Secretary Geoff Waterman Chief Operating Officer Paul Brink Senior Vice President, Business Development Stephen Alfers Chief of U.S. Operations Head Office Exchange Tower 130 King Street West Suite 740, P.O. Box 467 Toronto, Canada M5X 1E4 Tel: (416) 306-6300 Fax: (416) 306-6330 Listings Toronto Stock Exchange Common shares: FNV 2012 Warrants: FNV.WT 1 warrant + C$32.00 = 1 common share Expiry: March 13, 2012 2017 Warrants: FNV.WT.A 1 warrant + C$75.00 = 1 common share Expiry: June 16, 2017 2013 Warrants: FNV.WT.B 1 warrant + C$10.00 = 0.1556 common share Expiry: July 8, 2013 Share Capital As at March 24, 2011 Common shares outstanding 126,252,243 Reserved for: 2012 Warrants: 5,749,999 2013 Warrants: 4,045,600 2014 Warrants*: 2,081,150 2017 Warrants: 5,750,000 Options & other: 3,530,689 Fully diluted: 147,409,681 * 1 warrant + C$5.00 = 0.1556 common share Expiry: May 26, 2014 and November 26, 2014 Investor Information Candida Hayden, Office Manager investor.relations@franco-nevada.com contact@franco-nevada.com www.franco-nevada.com Tel: (647) 477-8135 Toll Free: (877) 401-3833 Transfer Agent Computershare Investor Services Inc. 100 University Avenue, 9th Floor Toronto, Canada M5J 2Y1 Toll Free: (800) 564-6253 Tel: (514) 982-7555 service@computershare.com Auditors PricewaterhouseCoopers LLP Toronto, Canada Franco-Nevada Corporation 76

Detour, Ontario Franco-Nevada has a 2% revenue-based royalty on over 25 million ounces of resources at Detour. Production is expected to begin in early 2013 and the mine life is expected to exceed 20 years. www.franco-nevada.com Member of World Gold Council www.gold.org Printed in Canada using vegetable based inks on chlorine-free paper containing post consumer product and which is 100% recyclable. Project Management and Production: Concept and Design: Walter J. Mishko & Co. Inc. Goodhoofd Inc.

High grade copper, PGM and gold ore at Quadra FNX’s Sudbury Operations www.franco-nevada.com